Exhibit 99.1

Notice of Meeting and Management Information Circular

For the Annual General Meeting of Shareholders

of Americas Gold and Silver Corporation

To be held on May 14, 2020

April 3, 2020

www.americas-gold.com

Dear fellow shareholders,

I am writing this letter during an uncertain, difficult and volatile time. I typically start my annual letter by inviting my fellow shareholders to attend our Annual General Meeting, but I don’t believe that to be a prudent way to proceed in the current global environment. This year, I would like to start by encouraging all shareholders, employees, contractors, advisors and other partners to be vigilant in their efforts to be safe and do their part in trying to limit the impact of COVID-19. I would like to commend our operations and mine managers for implementing proper procedures as the health and safety of our people, and the communities in which we operate, is always our first concern.

Despite fiscal 2019 being a transformational year for the Company, the Company’s share price has been impacted by the extreme volatility that has engulfed the world markets during these difficult times. We are confident that we have positioned the Company to benefit once the economy inevitably stabilizes and see several opportunities to continue to grow as a company.

In 2019, we completed the business combination with Pershing Gold Corporation (“Pershing”) and rebranded the Company to Americas Gold and Silver Corporation with the focus of becoming a high-growth, low-cost precious metals producer. Not only was the Pershing transaction accretive and transformational at the time of acquisition, we have seen further benefit in a rising gold price environment which should yield additional benefits as the Company ramps up production at the operations. We acquired Pershing when gold was trading at $1,180 per ounce and gold is currently trading close to $1,500 per ounce.

On the same date as closing the Pershing transaction, the Company received approval from its Board of Directors to commence construction of the Relief Canyon project and obtained financing from Sandstorm Gold Ltd. for the development. Nine months later, the Company successfully poured first gold in February 2020 and completed initial construction, estimated to be within the budget of $28 million to $30 million. Commercial production is expected by the end of Q2-2020.

This acquisition is expected to increase the Company’s precious metal production from approximately 14,000 gold equivalent ounces in 2019 to between 60,000 and 70,000 ounces in 2020 with a further increase in 2021 to between 90,000 and 110,000 ounces once Relief Canyon is fully ramped up. This represents over a 500% increase in precious metals production compared with 2019. Based on current commodity prices, precious metals revenue would represent over 80% of total revenue.

Relief Canyon represents the second mine that the Company has successfully completed on time and on budget. The San Rafael mine at our Cosalá Operations was completed toward the end of 2017, on time and under budget, and had a productive year in 2019. The Main Zone at the San Rafael was the predominate source of ore during 2019 and the Company completed the ramp to the Upper Zone towards the end of the year. The Upper Zone contains higher grade silver mineralization which is expected to be mined in the latter half of 2020 and into 2021, which is expected to further increase silver production.

While the Company has had tremendous success at the Cosalá  Operations,  it  is  not  without  its  challenges. Currently, the crisis caused by coronavirus has resulted in a government mandated shut down of the mining industry until the end of May and the operation continues to be negatively impacted by an illegal blockade which has forced the Company to temporarily suspend mining and processing at the operations as worker and contractor safety is always the priority. The Company continues to have discussions with Mexican government authorities at both the state and federals levels, which are progressing. The operation also continues to have tremendous support from its workers, local community, ejidos and small businesses in the Cosalá area which have all been negatively impacted by the illegal blockade. The Company appreciates this support.

On September 9, 2019, the Company entered into a joint venture agreement with Mr. Eric Sprott effective October 1, 2019 for a 40% non-controlling interest in the Company’s Galena Complex with an initial contribution of $15 million to fund capital improvements and operations. The goal of the joint venture agreement is to position the Galena Complex to significantly grow resources, increase production, and reduce operating costs at the mine over the next two years.

This circular provides details about all the items for consideration at the meeting, such as information about nominated directors and their compensation, the auditors and our corporate governance practices including executive compensation. It also contains information about the core values and philosophies that are ingrained in our corporate culture. Mr. Steve Alfers will not be standing for re-election this year. We are grateful for the valuable contribution that he has made to this Company and in particular the key role he played in the Pershing transaction and the advancement of the Relief Canyon project.

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While there may be some uncertainty regarding the location and format of this year’s meeting, I welcome you to vote your shares on all items that come before the meeting. Your vote is important, and I encourage you to exercise your right in the manner that suits you best. This process is facilitated by enabling you to vote by proxy on the internet, by phone, by fax, by mail or hopefully in person. Given the logistical challenges presented we ask that you vote as early as possible.

Thank you for your continued support during these unprecedented times and please do your part to stay safe. Sincerely,

Darren Blasutti, President and CEO

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NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

AMERICAS GOLD AND SILVER CORPORATION (the “Company”)

TO BE HELD ON May 14, 2020

Meeting Date, Location and Purpose

Notice is hereby given that the annual general meeting (the “Meeting”) of shareholders of the Company will be held at 10:00 a.m. (Toronto time) on Thursday, May 14, 2020 in the Nova Scotia Room at the Royal York Fairmont Hotel located at 100 Front Street West, Toronto, Ontario M5J 1E3. In the event the Company decides to change the date, time, location and/or format of the Meeting to electronic or virtual as part of its efforts to reduce the spread of COVID-19, the Company will issue a press release announcing the change and take all reasonable steps necessary to inform all parties involved in the proxy infrastructure, including intermediaries and the Company’s transfer agent, of the change. The Company encourages all shareholders to vote as early as possible and also to monitor the Company’s website for any changes to Meeting arrangements.

The Meeting will be held for the following purposes:

1.	to receive the consolidated financial statements of the Company for the year ended December 31, 2019 and the auditors’ report thereon;
2.	to elect directors of the Company for the ensuingyear;
3.	to reappoint auditors of the Company for the ensuing year and to authorize the board of directors of the Company to fix their remuneration and
4.	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

For detailed information with respect to each of the above matters, please refer to the subsection bearing the corresponding title under “Business of the Meeting” in the attached Management Information Circular (the “Circular”). Any capitalized terms used and not otherwise defined in this notice have the definitions as set out in the Circular.

Notice-and-Access

The Company is using the notice-and-access provisions (the “Notice-and-Access Provisions”) provided for under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer for the delivery of the Company’s management information circular (the “Circular”) to its shareholders.

Under Notice-and-Access Provisions, instead of receiving paper copies of the Circular, shareholders will be receiving a notice-and-access notification with information on how they may obtain a copy of the Circular electronically or request a paper copy. Registered shareholders will still receive a proxy form enabling them to vote at the Meeting. The use of notice-and-access in connection with the Meeting helps reduce paper use, as well as the Company’s printing and mailing costs. The Company will arrange to mail paper copies of the Information Circular to those registered shareholders who have existing instructions on their account to receive paper copies of the Company’s Meeting Materials.

The Company urges shareholders to review the Circular before voting.

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Accessing Meeting Materials online

The Meeting Materials can be viewed online under the Company’s profile on SEDAR (“SEDAR”) at www.sedar.com or on EDGAR (“EDGAR”) at www.sec.gov or on the Company’s website at www.americas- gold.com/investors/shareholder-meeting-documents/.

Requesting Printed Meeting Materials

Shareholders can request that printed copies of the Meeting Materials (“Meeting Materials”) be sent to them by postal delivery at no cost to them up to one year from the date the Circular was filed on SEDAR and EDGAR by going to the Company’s website at www.americas-gold.com.

Reference to our website is included in this notice as an inactive textual reference only. Except for the documents specifically incorporated by reference into this notice, information contained on our website is not incorporated by reference in this notice and should not be considered to be a part of this notice.

To receive the Meeting Materials in advance of the Proxy Deposit Date and Meeting Date, requests for printed copies must be received no later than May 4, 2020.

Shareholders are entitled to vote at the Meeting either in person or by proxy in accordance with the procedures described in the Circular. Registered shareholders who are unable to attend the meeting are requested to read, complete, sign and mail the enclosed form of proxy (“Form of Proxy”) in accordance with the instructions set out in the proxy accompanying this Notice and in the Circular.

Dated at Toronto, Ontario as of April 3, 2020.

BY ORDER OF THE BOARD OF DIRECTORS

Signed:	“Darren Blasutti”
Darren Blasutti
President and Chief Executive Officer

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Management Information Circular Summary

This summary highlights information contained elsewhere in this Circular. It does not contain all of the information that you should consider.

Please read the entire Circular carefully before voting.

Voting Recommendations

Meeting Information(1)

Date: Thursday May 14, 2020

Time: 10:00 a.m. (EDT)

Place: Nova Scotia Room Royal York Fairmont Hotel 100 Front Street West Toronto, Ontario M5J 1E3

(1)    Subject to change due to COVID-19

Proposal	Board Recommendation
Elect directorsof the Company for the ensuing year	FOR

How You Can Accessthe Meeting Materials Online

Americas Gold and Silver Corporation has decided to deliver the Meeting Materials by posting them online at

www.americas- gold.com/investors/shareholder-meeting- documents/

The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use.

The Meeting Materials will be available on the Company’s website as of April 7, 2020, and will remain on the website for one year thereafter.

Re-appoint auditors of the Company for the ensuing year at a remuneration to be fixed by the board of directors of the Company	FOR

Record Date

You are entitled to vote at the meeting if you were a holder of common shares at the close ofbusinesson April 3, 2020.

Vote Deadline

To make sure that your vote is counted, please ensure your vote is received by 10:00 a.m. (Toronto time) on May 12, 2020 or 48 hours (excluding Saturdays, Sundays or  holidays)  before  the time of any adjourned or postponed Meeting.

Attending the Annual General Meeting

If you plan to attend the Meeting, please follow the instructions starting on page 2 of this Circular.

Governance Highlights

✓  86% independent Board

✓  Annual election of all directors

✓  Independent committees

✓  Majority voting policy

✓  Individual director elections

✓  Separate Chair & CEO

✓  In-camera sessions at Board and committee meetings

✓  Annual Board, Committee and director evaluations

✓  Orientation package for new directors

✓  Independent executive compensation consultant used when considering compensation changes for independent Board members and NEOs

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Director Nominees

Name	Age	Independent	Director since	2019 Committees	2019 Board attendance	No. of other public boards
DARREN BLASUTTI President and Chief Executive Officer	51		2011(1)		100%	1

ALEX DAVIDSON Board Chair and Director	68		2011(1)	CCG,S&T	100%	4(4)

ALAN R. EDWARDS Director	62		2011(2)	S&T(Chair)	100%	2

BRADLEY R. KIPP Director	56		2014	AC(Chair)	100%	1

GORDON E. PRIDHAM Director	64		2008(3)	AC,CCG	100%	3

MANUEL RIVERA Director	47		2017	S&T	88%	-

LORIE WAISBERG Director	78		2011(1)	AC,CCG (Chair)	100%	2

(1) PreviouslyDirector of U.S.Silver& Goldsince2012 andRXGoldsince2011.
(2) PreviouslyDirectorofU.S.Silver &Goldsince2012 andU.S.SilverCorp.since2011.
(3) Previously Director of U.S. Silver & Gold since 2012 and U.S. Silver Corp. since 2008.
(4) Mr. Davidson will be on three public boards

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Director Nominee Qualifications and Experience

Americas Gold and Silver Corporation’s Board is comprised of talented and dedicated directors with a diverse mix of expertise, experience, skills and backgrounds. The skills and backgrounds collectively represented on the Board reflects the diverse nature of the business environment in which Americas Gold and Silver Corporation operates. Board Experience Executive Experience Industry Knowledge Exploration, Development, Mining Corporate Social Responsibility Legal/Litigation Financial Expertise/Literacy Capital Markets Corporate Governance DARREN BLASUTTI ALEX DAVIDSON ALAN R. EDWARDS BRADLEY R KIPP GORDON E. PRIDHAM MANUEL RIVERA LORIE WAISBERG Total 6 7 6 4 6 3 7 5 7

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ANNUAL GENERAL MEETING OF SHAREHOLDERS MANAGEMENT

INFORMATION CIRCULAR

AND

PROXY STATEMENT TABLE OF CONTENTS

SOLICITATION OF PROXIES	10	Meetings of Independent Directors	39
Voting by Registered Shareholders	12	Board Mandate	39
Voting by Non-Registered Shareholders	13	Position Descriptions	39
Voting Shares and Principal Holders Thereof	14	Directorships	40
BUSINESS OF THE MEETING	14	Orientation and Continuing Education	40
Item 1 – Presentation of Audited Financial Statements.	14	Nomination of Directors.	40
Item 2 – Election of Directors	14	Risk Management	42
Item 3 – Appointment of Auditor	21	Ethical Business Conduct	42
STATEMENT OF EXECUTIVE & DIRECTOR	23	Shareholder Engagement	42
COMPENSATION	23	Whistleblower Policy	43
Compensation Discussion and Analysis	23	Corporate Disclosure and Securities Trading Policy	43
Director Compensation	33	Board Committees	43
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	36	INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS	44
DIRECTORS’ AND OFFICERS’ INSURANCE AND INDEMNIFICATION	37	INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	44
STATEMENT OF CORPORATE GOVERNANCE PRACTICES	37	ADDITIONAL INFORMATION	44
Board of Directors and Independence from Management	37	BOARD APPROVAL	44
Performance Assessment	39	FORWARD-LOOKING STATEMENTS	45
Meetings of the Board and Committees of the Board	39	SCHEDULE “A”	47

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MANAGEMENT INFORMATION CIRCULAR

In this Circular all information provided is current as of April 3, 2020, unless otherwise indicated.

In this Circular, unless otherwise specified or the context otherwise requires, all references to $ are to U.S. dollars and all references to “CDN $” are to Canadian dollars.

SOLICITATION OF PROXIES

THIS CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION, BY OR ON BEHALF OF THE MANAGEMENT OF AMERICAS GOLD AND SILVER CORPORATION (“AMERICAS GOLD” OR THE “COMPANY”, OF PROXIES TO BE USED AT THE COMPANY’S ANNUAL GENERAL MEETING (THE “MEETING”) OF THE HOLDERS (THE “SHAREHOLDERS”) OF COMMON SHARES (“COMMON SHARES”) OF THE COMPANY TO BE HELD AT A TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE ACCOMPANYING NOTICE OF MEETING (THE “NOTICE OF MEETING”) OR AT ANY ADJOURNMENT THEREOF.

As referenced in the Notice of Meeting, as part of efforts to reduce the spread COVID-19 pandemic the Company may change the date, time, location and/or format of the Meeting to electronic or virtual. The Company will issue a press release announcing any such change and take all reasonable steps necessary to inform all parties involved in the proxy infrastructure, including intermediaries and the Company’s transfer agent, of the change. The Company encourages all shareholders to vote as early as possible and also to monitor the Company’s website for any changes to Meeting arrangements.

References in this Circular to the Meeting include any adjournment or postponement thereof. While it is expected that the solicitation will be made by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Company. The Company may also use the services of a proxy advisory firm. The aggregate fees for any advisory proxy firm would be borne by theCompany.

The record date for the Meeting is April 3, 2020 (the “Record Date”). The Record Date is the date for the determination of shareholders entitled to receive notice of, and to vote at, the Meeting. Duly completed and executed proxies must be received by the Company’s transfer agent at the address indicated on the enclosed envelope no later than 10:00 a.m. (Toronto time) on May 12, 2020, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned or postponed Meeting (the “Proxy Deposit Date”).

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NOTICE AND ACCESS

The Company has elected to use Notice-and-Access Provisions provided for under National Instrument 51-102 – Continuous Disclosure Obligations and National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer for the delivery of meeting materials to its shareholders.

The Notice-and-Access Provisions are rules developed by the Canadian Securities Administrators to reduce the volume of materials that must be physically mailed to shareholders by allowing a reporting issuer to post the relevant meeting materials for a meeting of shareholders online. The Company believes that the use of the Notice-and-Access Provisions reduces paper waste and mailing costs to the Company.

In order for the Company to utilize Notice-and-Access to deliver proxy-related materials by posting the Circular, the Company’s financial statements for the year ending December 31, 2019 and accompanying Management’s Discussion and Analysis electronically on a website that is not SEDAR, the Company must send a notice to shareholders, including non-registered shareholders, indicating that the Meeting Materials have been posted and explaining how a shareholder can access them or obtain from the Company, a paper copy of the Meeting Materials. The Meeting Materials have been posted in full on the Company’s website at https://www.americas- gold.com/investors/shareholder-meeting-documents/ and under the Company’s SEDAR profile at www.sedar.com and on EDGAR at www.sec.gov.

Although the Company has elected to use the Notice-and-Access Provisions, both registered shareholders and non-registered shareholders or beneficial holders will receive a package that will include either a Form of Proxy (in the case of registered shareholders) or a voting instruction form (“Voting Instruction Form”) (in the case of non-registered shareholders), among other materials (collectively, the “Printed Materials”). Shareholders may receive multiple packages of these Printed Materials if a shareholder holds their Common Shares through one or more intermediary (“Intermediary”), or if a shareholder is both a registered shareholder and a non-registered shareholder or beneficial shareholder.

Should a shareholder receive multiple packages, a shareholder should repeat the steps to vote through a proxy, appoint a proxyholder or attend the Meeting, if desired, separately for each package to ensure that all their Common Shares are voted at the Meeting.

APPOINTMENT OF PROXIES

THE PERSONS SPECIFIED IN THE ENCLOSED FORM OF PROXY ARE AUTHORIZED REPRESENTATIVES OF THE COMPANY. EACH SHAREHOLDER HAS THE RIGHT TO APPOINT AS PROXYHOLDER A PERSON OR COMPANY (WHO NEED NOT BE A SHAREHOLDER OF THE COMPANY) TO ATTEND, ACT AND VOTE FOR SUCH SHAREHOLDER AT THE MEETING OTHER THAN THOSE NAMED IN THE ENCLOSED FORM OF PROXY.

The Company has determined that those registered and beneficial shareholders with existing instructions on their account to receive printed materials will receive a printed copy of the Meeting Materials together with the Notice of Meeting and Form of Proxy or Voting Instruction Form.

The Company will deliver copies of the applicable proxy-related materials directly to registered shareholders and non-objecting beneficial owners, through the services of its registrar and transfer agent, Computershare Investor Services Inc.

Any shareholder who wishes to receive a paper copy of the Meeting Materials must contact the Company’s transfer agent, Computershare Investor Services Inc. at 100 University Avenue, 8th Floor, Toronto, ON M5J 2Y1, by fax at 1-866-249-7775 (Canada and U.S.) or 1-416-263-9524 (International) or by telephone at 1-866-964-0492 (toll free from Canada and U.S.) or 1-514-982-7555 (International). In order to ensure that a paper copy of the Circular can be delivered to a requesting shareholder in time for such shareholder to review the Circular and return a proxy or Voting Instruction Form prior to the deadline to receive proxies, it is strongly suggested that a shareholder ensure their request is received no later than May 4, 2020.

All shareholders may call the toll-free number Computershare Investor Services Inc. listed above in order to obtain additional information regarding Notice-and-Access or to obtain a paper copy of the Meeting Materials, up to and including the date of the Meeting, including any adjournment or postponement of the Meeting.

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Voting by Registered Shareholders

A registered shareholder appointing a proxy holder may indicate the manner in which the appointed proxy holder can vote with respect to any specific item by checking the space opposite the item on the proxy. If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item should be left blank. The Common Shares represented by the proxy submitted by a shareholder will be voted or withheld from voting in accordance with the directions, if any, given in the proxy. If the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly.

Voting Common Shares by Proxy

Registered shareholders at the close of business on April 3, 2020 may vote their proxies as follows:

Online:

Go to the website indicated on the proxy form and follow the instructions on the screen. If you return your proxy via the internet, you can appoint another person, who need not be a shareholder, to represent you at the Meeting by inserting such person’s name in the blank space provided. Complete your voting instructions and submit your vote.

By Mail:

Complete the Form of Proxy and return it in the envelope provided. If you return your proxy by mail you can appoint another person, who need not be a shareholder, to represent you at the Meeting by inserting such person’s name in the blank space provided in the form of proxy. Complete your voting instructions and date, sign and return the form.

By Fax:

Complete the Form of Proxy and return it by facsimile to 1-866-249-7775 (Canada and U.S.) or 1-416-263-9524 (International). If you return your proxy by facsimile you can appoint another person, who need not be a shareholder, to represent you at the Meeting by inserting such person’s name in the blank space provided in the Formof Proxy. Complete your voting instructions and date, sign and return the form.

Deadline for Receipt of Proxies

All duly completed and executed forms of proxy must be received, via mail, facsimile or internet, by the Proxy Deposit Date. Notwithstanding the foregoing, the Chair of the Meeting has the sole discretion to accept proxies received after such deadline but is under no obligation to do so. A registered shareholder attending the Meeting has the right to vote in person and if he does so, his proxy is nullified with respect to the matters such person votes upon and any subsequent matters thereafter to be voted upon at the Meeting or any adjournment or postponement thereof.

Revocation of Proxies

A proxy submitted pursuant to this solicitation may be revoked in any manner permitted by law and by written notice, signed by the shareholder or by the shareholder’s attorney authorized in writing (or, if the shareholder is a corporation, by a duly authorized officer or attorney), and deposited with the Company’s transfer agent, Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, ON M5J 2Y1, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment or postponement thereof, at which the proxy is to beused.

A proxy submitted pursuant to this solicitation may also be revoked prior to the commencement of voting by attending the Meeting in person and registering with the scrutineers as a registered shareholder personally present. The revocation of a proxy does not affect any matter on which a vote has been taken before the revocation.

Exercise of Discretion by Proxies

The persons named in the enclosed Form of Proxy will vote the Common Shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction, the relevant Common Shares will be voted in favour of the passing of all the resolutions described below.

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The enclosed Form of Proxy confers discretionary authority on the persons named in the proxy with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of printing of this Circular, management knows of no such amendments, variations or other matters to come before the Meeting. However, if amendments or variations to any other matters which are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.

Voting by Non-Registered Shareholders

Only registered shareholders of the Company or the persons they appoint as their proxies are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders because the Common Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Common Shares. Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the non- registered shareholder. Without specific instructions, a broker and its agents and nominees are prohibited from voting Common Shares for the broker’s clients. Therefore, non-registered shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person or that the Common Shares are duly registered in their name.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from non-registered shareholders in advance of shareholders’ meetings. Every Intermediary/broker has its own mailing procedures and provides its own return and voting instructions to clients, which should be carefully followed by non-registered shareholders in order to ensure that their Common Shares are voted at the Meeting. Common Shares beneficially owned by a non-registered shareholder are registeredeither:

i.

in the name of an Intermediary that the non-registered shareholder deals with in respect of the Common Shares of the Company (Intermediaries include, amongst others, banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or

ii.

in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. in Canada or The Depository Trust & Clearing Corporation in the United States) of which the Intermediary is a participant.

In accordance with applicable securities law requirements, the Company will distribute copies of the Notice of Meeting and the Form of Proxy (which includes a place to request copies of the Company’s annual and/or interim financial statements and MD&A or to waive the receipt of the annual and/or interim financial statements and MD&A) together with the Meeting Materials in the case of certain non-registered shareholders to the clearing agencies and Intermediaries for distribution to non-registered shareholders.

Intermediaries are required to forward the applicable proxy-related materials to non-registered shareholders unless a non-registered shareholder has waived the right to receive them. Intermediaries often use service companies to forward the proxy-related materials to non-registered shareholders. Generally, non-registered shareholders who have not waived the right to receive proxy-related materials will either:

i.

be given a Voting Instruction Form which is not signed by the Intermediary and which, when properly completed and signed by the non-registered shareholder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow. Typically, the Voting Instruction Form will consist of a one-page pre-printed form; or

ii.

be given a Form of Proxy which has already been signed by the Intermediary (typically by a stamped signature), which is restricted as to the number of Common Shares beneficially owned by the non- registered shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the Form of Proxy, this Form of Proxy is not required to be signed by the non-registered shareholder when submitting the proxy. In this case, the non-registered shareholder who wishes to submit a proxy should carefully follow the instructions of their Intermediary, including those regarding when and where the completed proxy is to be delivered.

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In either case, the purpose of these procedures is to permit non-registered shareholders to direct the voting of the Common Shares of the Company that they beneficially own. Since only registered shareholders and their proxies may attend and vote at the Meeting, if a non-registered shareholder attends the Meeting the Company will have no record of the non-registered shareholder’s shareholding or of his, her or its entitlement to vote unless the non-registered shareholder’s nominee has appointed the non-registered shareholder as proxyholder. Therefore, a non-registered shareholder who receives one of the above forms and wishes to vote at the Meeting in person (or have another person attend and vote on behalf of the non-registered shareholder) should strike out the names of the persons listed and insert the non-registered shareholder’s or such other person’s name in the blank space provided. In either case, non-registered shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or Voting Instruction Form is to be delivered.

A non-registered shareholder who has submitted a proxy may revoke it by contacting the Intermediary through which the non-registered shareholder’s Common Shares are held and following the instructions of the Intermediary respecting the revocation of proxies.

In all cases it is important that the Voting Instruction Form or Form of Proxy be received by the Intermediary or its agent sufficiently in advance of the deadline set forth in the notice of meeting to enable the Intermediary or its agent to provide voting instructions on your behalf before the deadline.

Voting Shares and Principal Holders Thereof

As of the Record Date, the Company had 94,756,552 Common Shares issued and outstanding. Each Common Share carries the right to one vote on all matters to be acted on at the Meeting. Each registered shareholder on the Record Date will be entitled to vote at the Meeting or any adjournment or postponement thereof. All such registered shareholders are entitled to attend and vote in person at the Meeting, the Common Shares held by them or, provided a completed and executed proxy has been delivered to the Company’s transfer agent by the Proxy Deposit Date, to attend and vote by proxy at the Meeting the Common Shares held by them.

To the knowledge of the directors and executive officers of the Company, there are no persons or companies who beneficially own, directly or indirectly, or exercise control or direction over, securities carrying more than 10% of the voting rights attached to any class of voting securities of the Company

***

BUSINESS OF THE MEETING

Item 1 – Presentation of Audited Financial Statements

Copies of the Company’s audited financial statements for the financial year ended December 31, 2019, together with the auditors’ report thereon, have been mailed to all registered and beneficial shareholders and will be submitted to the Meeting. No vote is required nor will be taken on the financial statements, and the auditor’s report thereon and receipt of such financial statements will not constitute approval or disapproval of any matters referred to therein.

Copies of the audited financial statements may be obtained by contacting the Company’s registered office at 145 King Street West, Suite 2870, Toronto, Ontario M5H 1J8, at the Company’s website https://www.americas- gold.com/investors/shareholder-meeting-documents/ or by going to the Company’s profile on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

Item 2 – Election of Directors

There are currently eight (8) directors on the board (the “Board”). The number of directors to be elected at the Meeting is seven (7), as Mr. Steve Alfers has advised the Board he will not be standing for re-election to the Board at the Meeting. The Company thanks Mr. Alfers for his service and the important role he played in the Company’s development. Under the by-laws of the Company, directors of the Company are elected annually. Each director will hold office until the next annual meeting or until the successor of such director is duly elected or appointed in accordance with the by-laws.

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In the absence of instruction to the contrary, the persons named in the accompanying Form of Proxy intend to vote FOR the election of each of the individuals nominated for election as a director and named herein (each, a “Nominee”).

Pursuant to the requirements of the Toronto Stock Exchange (the “TSX”), the Board has adopted a policy for majority voting for individual directors (the “Majority Voting Policy”). Under the Majority Voting Policy, the form of proxy enables each shareholder to vote for, or withhold their shares from voting on, the election of each Nominee separately. If votes “for” the election of a Nominee are fewer than the votes “withheld”, the Nominee is required to tender his or her resignation promptly after the meeting of shareholders for the consideration of the Compensation and Corporate Governance Committee (the “CCG Committee”). Absent exceptional circumstances that would warrant the continued service of the applicable director on the Board, the CCG Committee is expected to accept and recommend acceptance of the resignation by the Board. The CCG Committee will make a recommendation to the Board after reviewing the matter, and the Board will then decide whether to accept or reject the resignation. Such a determination by the Board shall be made, on the CCG Committee’s recommendation, and announced by press release, within ninety (90) days after the applicable Shareholders’ meeting. Absent exceptional circumstances, the Board is expected to accept the resignation. Following the Board’s decision on the resignation, the Board shall promptly issue a news release publicly disclosing their decision whether to accept the applicable director’s resignation including the reasons for rejecting the resignation, if applicable, a copy of which must be provided to the Toronto Stock Exchange. If a resignation is accepted, subject to any corporate law restrictions, the Board may leave the vacancy unfilled or appoint a new director to fill the vacancy. The director whose resignation is being considered will not participate in any CCG Committee or Board deliberations as to whether to accept or reject the resignation. The Majority Voting Policy does not apply in circumstances involving contested director elections (i.e., where the number of Nominees exceeds the number of directors to be elected).

All of the Nominees presently serve as directors of the Company and have served since the dates set forth in the tables below.

Management does not contemplate that any of the Nominees will be unable to serve as director, but if that should occur for any reason prior to the Meeting, the Common Shares represented by properly executed proxies to be voted in favour of such Nominee(s) may be voted by the person(s) designated by management of the Company in the enclosed Form of Proxy, in their discretion, in favour of another nominee.

The following tables contain brief biographies for each of the Nominees, including their principal occupations, business or employment within the past five years, name, province or state and country of residence, age, independence status, board and committee attendance record, other public board memberships, date they first became a director of the Company and number of Common Shares, other securities and stock options beneficially owned by each Nominee or the person’s associates or affiliates as at April 3, 2020. The statement as to the Common Shares, other securities and stock options beneficially owned, directly or indirectly, or over which control or direction is exercised by the Nominees as at Record Date in each instance has been provided by the respective Nominee.

The following notes are applicable to all Director Biography tables:

*The RSUs represent a deferred payment of a cash incentive bonus and are redeemable for cash payment or Common Shares of the Company (in the Company’s discretion) based on the value of the Common Shares at the time of redemption.

**The DSUs represent a deferred payment of the director’s board fees and are redeemable for cash or Common Shares of the Company (in the Company’s discretion) at the time of resignation from the Board based on the value of the Common Shares at the time of redemption.

Page | 15

DARREN BLASUTTI
Director Ontario, Canada
Age: 51	Status: Non- Independent	Director since: July 6, 2011 (Director of Americas Silver since December 23, 2014; Previously Director of U.S. Silver & Gold since June 6, 2012 and RX Gold since July 6, 2011)

Mr. Blasutti is currently the President and Chief Executive Officer of Americas Gold and Silver – a position he has held for over eight years both at Americas Gold and Silver and in its predecessor companies. He was the Senior Vice President of Corporate Development for Barrick Gold Corporation until January 2011. At Barrick Gold Corporation, he reported to the Chief Executive Officer and played a lead role in the strategic development of Barrick Gold Corporation for over 13 years, during which time he executed over 25 gold mining transactions including the acquisition of Homestake Mining Company and Placer Dome Inc. and the consolidation of the world class Cortez property from Rio Tinto. Mr. Blasutti also led the creation of Barrick Energy Inc. to hedge Barrick Gold Corporation’s exposure to energy prices and was integral to the initial public offering of African Barrick Gold. During his tenure at Barrick, he also led the Investor Relations function. Mr. Blasutti is a member of the Chartered Professional Accountants Canada and was previously at PricewaterhouseCoopers LLP where he planned, supervised and managed audits for a variety of clients.

Mr. Blasutti serves as a Board member of Barksdale Capital Corporation.

Common Shares Held			228,214

Other Securities Held
Type			Securities Held (#)
RSUs (cash or share settled)*			45,348
DSUs**			N/A

Options Held
Date Granted	Expiry Date	Exercise Price	Total Unexercised Options (#)
Jan. 2, 2018	Jan. 2, 2021	4.58	200,000
Apr. 8, 2019	Apr. 8, 2022	2.39	600,000
Dec. 3, 2019	Dec. 3, 2024	3.54	375,000

Board and Committee Membership 2019		Attendance	Other Public Board Memberships
Board		8 of 8	Barksdale Capital Corporation
ALEX DAVIDSON
Chairman of the Board and Director Ontario, Canada
Age: 68	Status: Independent

Director since: July 6, 2011

(Chairman of the Board of Directors since May 2016; Director of Americas Silver since

December 23, 2014; Previously Director of U.S. Silver & Gold

since August 13, 2012 and RX Gold since July 6, 2011)

Page | 16

Mr. Davidson was Barrick’s Executive Vice President, Exploration and Corporate Development with responsibility for international exploration programs and corporate development activities from 1993 until 2009. Mr. Davidson was instrumental in Barrick Gold Corporation’s acquisition of Lac Minerals, Sutton Resources, Arequipa Resources, Pangea Goldfields, Homestake Mining and Placer Dome Inc. Mr. Davidson joined Barrick Gold Corporation in October 1993 as Vice President, Exploration with responsibility for the company’s expanding exploration program. He initiated Barrick Gold Corporation’s expansion out of North America and into Latin America and beyond and retired from Barrick in 2009. Prior to joining Barrick, Mr. Davidson was Vice President, Exploration for Metall Mining Corporation. Mr. Davidson has over 40 years of experience in designing, implementing and managing gold and base metal exploration and acquisition programs throughout the world. In April 2005, Mr. Davidson was presented the 2005 A.O. Dufresne Award by the Canadian Institute of Mining, Metallurgy and Petroleum to recognize exceptional achievement and distinguished contributions to mining exploration in Canada. In 2003, Mr. Davidson was named the Prospector of the Year by the Prospectors and Developers Association of Canada in recognition for his team’s discovery of the Lagunas Norte project in the Alto Chicama District, Peru. Mr. Davidson received his B.Sc. and his M.Sc. in Economic Geology from McGill University. His extensive experience in the mining industry and his background in precious metal exploration and corporate development allows him to provide valuable industry insight and perspective to the board of directors and management. Mr. Davidson also has extensive board level experience and has sat on or has chaired a number of health, safety &

environment, technical, sustainability, audit, and compensation committees.

Common Shares Held			89,372

Other Securities Held
Type			Securities Held (#)
DSUs**			104,835

Options Held
Date Granted	Expiry Date	Exercise Price	Total Unexercised Options (#)
Jan. 2, 2018	Jan. 2, 2021	4.58	80,000
Apr. 8, 2019	Apr. 8, 2022	2.39	125,000
Dec. 3, 2019	Dec. 3, 2024	3.54	90,000

Board and Committee Membership 2019		Attendance	Other Public Board Memberships
Board (Chair) CCG Committee S&T Committee		8 of 8 4 of 4 2 of 2	Capital Drilling Limited NuLegacy Gold Corporation Orca Gold Inc.[1] Yamana Gold Inc.

1 Mr. Davidson will be stepping down from the Board effective May 28, 2020.

Page | 17

ALAN R. EDWARDS
Director Arizona, United States
Age: 62	Status: Independent	Director since: June 23, 2011 (Director of Americas Silver since December 23, 2014; Previously Director of U.S. Silver & Gold since August 13, 2012 and U.S. Silver Corp. since June 23, 2011)

Mr. Edwards has December, 2009 been the President of AE Resources Corp. He also serves on the board of directors for Entrée Resources Ltd., and Orvana Minerals Corp. From May 2010 to July 2013 he was a director of AuRico Gold Inc. and from July 2013 to July 2015 he was Chairman of the board of directors; From October 2011 to January 2017, he was Chairman of the board of directors of AQM Copper Inc.; From August 2013 to February 2015 he was Chairman of the board of directors of Oracle Mining Corp., from September 2012 to July 2013, he was Chief Executive Officer of Oracle Mining Corp.; From 2009 to May 2011, he was President and Chief Executive Officer of Copper One Inc.; From 2007 to 2009, he was President and Chief Executive Officer of Frontera Copper Corporation. Mr. Edwards also served as COO of Apex Silver Mines Corp. and has also worked for Kinross Gold Corp., P.T. Freeport Indonesia, Cyprus Amax Minerals Company and Phelps Dodge Mining Company. Mr. Edwards holds an MBA (Finance) from the University of

Arizona and a B.S. Mining Engineering also from the University of Arizona.

Common Shares Held			20,597

Other Securities Held
Type			Securities Held (#)
DSUs**			62,524

Options Held
Date Granted	Expiry Date	Exercise Price	Total Unexercised Options (#)
Jan. 2, 2018	Jan. 2, 2021	4.58	80,000
Apr. 8, 2019	Apr. 8, 2022	2.39	125,000
Dec. 3, 2019	Dec. 3, 2024	3.54	90,000

Board and Committee Membership 2019		Attendance	Other Public Board Memberships
Board S&T Committee (Chair)		8 of 8 2 of 2	Entrée Resources Ltd. Orvana Minerals Corp.
BRADLEY R. KIPP
Director Ontario, Canada
Age: 56	Status: Independent	Director since: June 12, 2014

Mr. Kipp is currently the Executive Vice President of Investments and Director of Blackshire Capital Corp. since February 2017; Director and Audit Committee Chairman of Haventree Bank since June 2008 (federally regulated Schedule 1 Bank); Director and Audit Committee Chairman of Americas Gold and Silver Corporation since June 2014; Executive in Residence at the Richard Ivey School of Business since September 2013 — University of Western Ontario. Mr. Kipp has over 25 years’ experience specializing in operations, corporate finance and public company reporting in the financial services and mining sector. As part of these activities he has been Chief Financial Officer and/or a Director of several public companies listed on the Toronto and London AIM exchanges. Mr. Kipp is a member of the Chartered Professional Accountants of

Canada and a member of the Chartered Financial Analyst Institute.

Common Shares Held			NIL

Other Securities Held
Type			Securities Held (#)
DSUs**			87,784

Options Held

Page | 18

Date Granted	Expiry Date	Exercise Price	Total Unexercised Options (#)
Jan. 2, 2018	Jan. 2, 2021	4.58	80,000
Apr. 8, 2019	Apr. 8, 2022	2.39	125,000
Dec. 3, 2019	Dec. 3, 2024	3.54	90,000

Board and Committee Membership 2019		Attendance	Other Public Board Memberships
Board Audit Committee (Chair)		8 of 8 4 of 4	Haventree Bank
GORDON E. PRIDHAM
Director Ontario, Canada
Age: 64	Status: Independent	Director since: November 10, 2008 (Director of Americas Silver since December 23, 2014; Previously Director of U.S. Silver & Gold since August 13, 2012 and U.S. Silver Corp. since November 10, 2008)

Mr. Pridham is currently Principal of Edgewater Capital, a position he has held 2004 and sits on the public company boards of Orvana Minerals Inc. (Chairman of the board of directors) and Tervita Corp. (Director). Formerly, he served as Chairman of the board of directors of U.S. Silver, CHC Student Housing Inc. and Newalta Corp. He is on the advisory board for Enertech Capital a Clean Tech Venture Fund. Recent activities include merger of Newalta Corporation with Tervita Corporation as Chairman, merger of US Silver with RX Gold as Chairman, sale of Norock Realty to Partners REIT as Chairman of the Special Committee, and sale of Western Prospector to CNNC as Chairman of the Special Committee. Mr. Pridham has over 35 years of experience financing and advising public and private companies in a cross section of industries, particularly in the resource sector. He has worked in New York, Calgary, Toronto and Hong Kong for global financial institutions in Corporate Banking, Investment Banking and Capital Markets. Mr. Pridham is a graduate of the University of Toronto and the Institute of Corporate Directors program.

Common Shares Held			28,161

Other Securities Held
Type			Securities Held (#)
DSUs**			58,428

Options Held
Date Granted	Expiry Date	Exercise Price	Total Unexercised Options (#)
Jan. 2, 2018	Jan. 2, 2021	4.58	80,000
Apr. 8, 2019	Apr. 8, 2022	2.39	83,400
Dec. 3, 2019	Dec. 3, 2024	3.54	90,000

Board and Committee Membership 2019		Attendance	Other Public Board Memberships
Board Audit Committee CCG Committee		8 of 8 4 of 4 4 of 4	Orvana Minerals Inc. (Chairman) Tervita Corp. Enertech Capital (Advisory Board)
MANUEL RIVERA
Director Mexico, Mexico
Age: 47	Status: Independent	Director since: August 2, 2017

Page | 19

Mr. Rivera is the President and Founder of NEKT Group, an investment firm focused on enabling technology transfer from the Israel innovation ecosystem into Latin America, positions he has held since August 2017. With vast experience in media, digital transformation, corporate development and transformation and mergers and acquisitions, Mr. Rivera has also been the President of MediaSurf, a media company in the space of Out of Home (“OOH”) and Publishing in Mexico (owner of the Business Insider Mexico brand), and a Senior Advisor / to Editorial Televisa (Mexico's largest publishing group) since November 2018 and a member of the board of directors of El Universal (Mexico's largest newspaper, privately owned) since April 2019.  He  spent  the  first  years  of  his  professional  career  in  the  consumer  goods  industry   managing businesses for Procter

and Gamble in México and Latin America Mr. Rivera is also the former Co- Chair of the Global Future Council for Media of the World Economic Forum and he is a Graduate on Chemical Engineering from Universidad Iberoamericana in Mexico City. Mr. Rivera is a member of the

Sustainability & Technical Committee.

Common Shares Held			NIL

Other Securities Held
Type			Securities Held (#)
DSUs**			21,169

Options Held
Date Granted	Expiry Date	Exercise Price	Total Unexercised Options (#)
Aug. 2, 2017	Aug. 2, 2020	3.92	60,000
Jan. 2, 2018	Jan. 2, 2021	4.58	80,000
Apr. 8, 2019	Apr. 8, 2022	2.39	125,000
Dec. 3, 2019	Dec. 3, 2024	3.54	90,000

Board and Committee Membership 2019		Attendance	Other Public Board Memberships
Board S&T Committee		7 of 8 2 of 2	N/A
LORIE WAISBERG
Director Ontario, Canada
Age:78	Status: Independent	Director since: July 6, 2011 (Director of Americas Silver since December 23, 2014; Previously Director of U.S. Silver & Gold since August 13, 2012 and RX Gold since July 6, 2011)

Mr. Waisberg is a corporate director currently serving as Chairman of the Board of Trustees and a trustee of Chemtrade Logistics Income Fund, a position he has held since July 2001, and a director of Metalex Ventures Ltd., a position he has held since July 2003. Prior to retirement, Mr. Waisberg served as Executive Vice President, Finance and Administration of Co-Steel Inc., a steel manufacturer. Prior thereto, Mr. Waisberg practiced law with a major Canadian law firm. Mr. Waisberg is accredited as ICD.D by the Institute of Corporate Directors.

Common Shares Held			618

Other Securities Held
Type			Securities Held (#)
DSUs**			63,542

Options Held
Date Granted	Expiry Date	Exercise Price	Total Unexercised Options (#)
Jan. 2, 2018	Jan. 2, 2021	4.58	80,000
Apr. 8, 2019	Apr. 8, 2022	2.39	125,000
Dec. 3, 2019	Dec. 3, 2024	3.54	90,000

Board and Committee Membership 2019		Attendance	Other Public Board Memberships
Board Audit Committee CCG Committee (Chair)		8 of 8 4 of 4 4 of 4	Chemtrade Logistics Income Fund (Chairman and Trustee) Metalex Ventures Ltd.

Corporate Cease Trade Orders, Bankruptcies and Insolvencies

Page | 20

Except as disclosed below, as at the date of this Circular and within the 10 years before the date of this Circular, none of the Nominees:

(a)is, or has been, a director or executive officer of any company (including the Company), that while that person was acting in thatcapacity:

(i)

was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days (an “Order”) while the Nominee was serving as a director or chief executive officer or chief financial officer of the relevant company;

(ii)

was the subject of an Order that was issued after the Nominee ceased to be a director, chief executive officer or chief financial officer and that resulted from an event that occurred while the Nominee was acting as a director, chief executive officer or chief financial officer of the company;

(iii)

became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets while the Nominee was serving as a director or executive officer of the relevant company or within a year of the Nominee ceasing to act in that capacity; or

(b)has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of theNominee.

Mr. Edwards, a Board member of the Company and a Nominee, was Chairman of the Board of Oracle Mining Corp. (“Oracle”) until his resignation effective February 15, 2015. On December 23, 2015, Oracle announced that the Superior Court of Arizona had granted the application of Oracle’s lender to appoint a receiver and manager over the assets, undertaking and property of Oracle Ridge Mining LLC.

Mr. Pridham, a Board member of the Company and a Nominee, was Chairman on the Board of CHC Student Housing Inc. (“CHC”) when CHC was subject to a management cease trade order that was in effect for more than 30 consecutive days. On May 5, 2017, the Ontario Securities Commission (the “OSC”) issued a management cease trade order against the securities of CHC until CHC prepared and filed its annual audited financial statements, management’s discussion and analysis and related certifications for the period ended December 31, 2016. On July 4, 2017, the OSC revoked the management cease trade order after CHC filed all required records.

Penalties and Sanctions

To the Company’s knowledge, other than as described below, none of the Nominees has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Additional Information regarding the Board

For additional information regarding the Company’s Board, including compensation, corporate governance practices, independence and directorships of other public company boards, see “Statement of Executive & Director Compensation – Director Compensation” and “Statement of Corporate Governance Practices”.

Item 3 – Appointment of Auditor

The current auditors of the Company are PricewaterhouseCoopers LLC, Chartered Accountants, Toronto, Ontario (“PWC”). At the Meeting, the holders of Common Shares will be requested to appoint PWC as auditors of the Company to hold office until the next annual meeting of Shareholders or until a successor is appointed, and to authorize the Board to fix the auditors’ remuneration. PWC has been the Company’s auditors since August 17, 2015.

Page | 21

Unless authority to do so is withheld or in the absence of instruction to the contrary, the persons named in the accompanying proxy intend to vote FOR the re-appointment of PwC as auditor of the Company until the close of the next annual meeting of shareholders and to authorize the directors to fix theirremuneration.

Additional information with respect to external auditor fees for past services is available in our annual information form for the year ended December 31, 2019 under the heading “Audit Committee – External Auditor Service Fees”, which can be accessed under the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

The Company knows of no other matters to be brought before the Meeting. If any amendment, variation or other business is properly brought before the Meeting, the enclosed Form of Proxy and voting instruction confers discretion on the persons named on the Form of Proxy to vote on such matters.

***

Page | 22

STATEMENT OF EXECUTIVE & DIRECTOR COMPENSATION

In accordance with National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), the Company’s executive compensation policies and practices, including information about the compensation of the CEO, the CFO and the three other most highly compensated officers of the Company, who served as executive officers of the Company during the financial year ended December 31, 2019 (collectively the “NEOs”) are discussed in this section.

Compensation Discussion and Analysis

Compensation Philosophy and Policy

The Company’s overall strategic objective is to expand its production through the development of its own projects and consolidation of complementary projects. As part of its business strategy the Company is focused on:

(i)	executing operational targets (including safety, costs, production, andenvironmental);
(ii)	maintaining a strong financial position;
(iii)	enhancing value through project development and continuous improvement of its existing operations; and
(iv)	disciplined growth through additional, value-enhancing, merger and acquisition opportunities.

The goal of the Company’s compensation program is to support the above strategic objectives by attracting, retaining and inspiring performance by members of senior management to further the future success and growth of the Company through competitive compensation, paying for performance, aligning compensation with the shareholders’ interests, and providing the flexibility necessary to accommodate the needs of the Company in changing business and market conditions.

In particular, the Company’s compensation program aims to support growth by rewarding:

(i)	individual skill and experience of executives;
(ii)	corporate and individual performance objectives;and
(iii)	long-term appreciation of the Company’s shareprice.

Role of the Compensation and Corporate Governance Committee

The CCG Committee assists the Board in overseeing certain compensation and succession planning matters as well as fulfilling the corporate governance and director nominating responsibilities of the Company. The CCG Committee is composed of: Lorie Waisberg (Chair), Gordon E. Pridham, and Alex Davidson, each of whom is “independent” within the meaning of National Instrument 52-110 – Audit Committees. Each of the members of the CCG Committee has direct experience in the management and administration of compensation matters in their role as an executive officer or a board member. This experience has involved the planning and development of such programs and an analysis of competitive trends in compensation and pay for performance. Collectively, the attributes and experiences of the members ensure that the CCG Committee will function effectively in reviewing, assessing and recommending to the Board appropriate compensation and corporate governance policies and practices for the Company (see “Item 2 - Business of the Meeting – Election of Directors”) for detailed biographical information of the CCG Committee members.

The CCG Committee is responsible for oversight of the Company’s compensation policies and practices in support of the Company’s business strategy. Among other things, the Compensation Committee is generally responsible for:

a.	recommending to the Board long terms goals and objectives of the Company (in consultation with the CEO) and evaluating the CEO’s performance in light of those goals and objectives;
b.	making recommendations to the Board with respect to the CEO’s compensation ;
c.

reviewing (in consultation with the CEO) and recommending to the Board the process, criteria used to evaluate the performance of senior management and the compensation associated therewith (including incentive compensation plans, equity-based plans, terms of employment agreements, severance arrangement, and change in control arrangements or provisions, and any special or supplemental benefits);

d.	ensuring appropriate succession planning systems and processes relating to senior management
e.

developing and overseeing compensation guidelines and structures for the Board and senior management including salaries, annual and long-term incentive plans and plans involving share options, share issuances and share unit awards;

Page | 23

f.	developing and overseeing pension and benefit plans and share ownership guidelines;
g.	making recommendations to the Board with respect to the compensation of directors;
h.	fixing and determining awards to employees of units or stock or stock options pursuant to the company’s equity or non-equity based plans;
i.	overseeing the Company’s Human Resources policies and programs (in consultation with senior management); and
j.	reviewing all executive compensation disclosure prior to public dissemination.

The CCG Committee is authorized to investigate any matter under its responsibility, to seek any information it requires from any employee or contractor and to obtain, at the cost of the Company, outside professional advice if it considers it appropriate to do so. The CCG Committee meets at least twice a year and conducts an annual self-assessment of its performance and its Charter.

Compensation Review Process

On an annual basis, the CCG Committee’s business includes a review of the attainment of performance targets established for the payout, if any, of the annual cash bonus awards for the current year as well as the proposed bonus targets for the next following year including selection of the performance criteria, establishment of the performance targets, the participants in the executive incentive bonus programs, the percentage of a participants salary subject to an award and the establishment of individual and corporate objectives. The end- of-year meeting of the CCG Committee may also include a review and recommendation to the Board of proposed changes to base salary as well as the proposed grant of long term incentive awards comprised of time based share unit awards (“restricted share units” or “RSUs”) or stock options to acquire the Company’s Common Shares (“Options”) to eligible participants.

In conducting its annual review, the CCG Committee has regard to current compensation levels and practices including published industry surveys, independent reports and other publicly available data. In addition, the CCG Committee is authorized to retain the services of an independent compensation consultant to fulfill its responsibilities, with a view to ensuring that the compensation arrangements are supportive of the Company meeting its business objectives. The compensation arrangements are then reviewed by the CCG Committee having regard to the above-mentioned practices and data as well as internal data and recommendations provided by the CEO. The review of proposed compensation matters by the CCG Committee and the approval thereof by the Board (both of which are comprised of a majority of independent directors) provides the independent directors with significant input into such compensation decisions. See “Board Committees - Compensation and Corporate Governance Committee” for further details on the responsibilities of the CCG Committee.

Compensation Consultant

From time to time the CCG Committee engages the services of an independent executive compensation consulting firm that is intended to represent the interests of shareholders when advising the CCG Committee and the Board in its review. The CCG Committee takes such consultant’s reports and recommendations, as provided, into consideration when assessing compensation structure and awards, but ultimately makes its own decisions and recommendations for the Board to approve. The CCG Committee last engaged such a consultant in 2018, when it engaged Accompass Inc. (“Accompass”). All work conducted by Accompass has been pre- approved by the CCG Committee and Accompass does not provide any non-Board approved services to the Company. Specifically, Accompass was retained to provide the CCG Committee to conduct a competitive compensation benchmarking review for the Board and was paid a fee total of $17,500 for the fiscal year ended December 31, 2018. Based on the review conducted by Accompass and the recommendations provided, the CCG Committee recommended that the Board approve a number of changes in remuneration to the Board and NEOs starting in 2018.

Elements of Executive Compensation

The Company’s executive compensation program consists of the following elements: (i) base salary; (ii) annual performance-based incentives; (iii) long-term compensation consisting of equity stock options and restricted share units; and (iv) medical and other benefits.

COMPENSATION ELEMENT	SUMMARY AND PURPOSE OF COMPENSATION ELEMENT

Page | 24

Base Salary

Base salaries form a central element of the Company’s compensation mix and are used as a measure to compare to, and remain competitive with, compensation offered by competitors and as the base to determine other elements of compensation and benefits. Base salaries are generally fixed and therefore not subject to uncertainty.

Annual Performance-Based Incentive

While base salaries are fixed, annual bonuses are tied to performance and are a variable component of compensation designed to reward NEOs for maximizing operating and financial performance of the Company. Annual bonuses are paid at the discretion of the Board and are determined based on a number of factors, including financial and operational performance. These bonuses are intended to capture quantitative and qualitative assessments of performance.

Longer Term Incentives - Stock Options and Restricted Share Units

The granting of stock options is a variable component of compensation intended to reward the Company’s executive officers and Directors for success in achieving sustained, long-term profitability and increases in stock value, and aligning interests with shareholders. Restricted share units are time-based and may be granted to NEOs and other Company personnel. Share unit awards similarly align interests with shareholders and support long term Company objectives.

Other Compensation

The Company’s benefit plans provide financial coverage in the event of illness, disability or death. The Company’s executive employee benefit program includes life, medical, dental and disability insurance. At the Company’s operations, the Company has also paid other benefits to its senior staff including car and housing allowances.

Below is a description of why the Company currently chooses to pay each element of compensation and how the amount to be paid for each element is determined.

Base Salary

To ensure the Company will continue to attract and retain qualified and experienced executives, base salaries are reviewed and, if appropriate, adjusted annually in order to ensure they remain competitive for comparable companies and realities in the market. The CCG Committee reviews the recommendations of the CEO and recommends to the Board base salaries for executive officers taking into consideration the individual’s performance, contributions to the success of the Company, and internal equities among positions. No specific weightings are assigned to each of the above factors; instead a subjective determination is made based on a general assessment of the individual relative to such factors.

Annual Performance Based Incentive

An important aspect of the compensation strategy is to encourage and recognize strong levels of performance by linking achievement of more specific short-term (i.e. yearly) goals, such as the execution and implementation of the Company’s stated objectives and plans, with variable compensation in the form of an annual bonus or short-term incentive awards. The bonus can be expressed as a percentage of annual base salary with a maximum amount stipulated and is awarded at the discretion of the Board as recommended by the CCG Committee with input from the CEO. The incentive bonus plan for the Company leadership team consists of a split of corporate and individual objectives comprising 60% and 40% of the bonus opportunity respectively.

Any bonuses awarded in early 2020 for 2019 performance were determined by considering a number of factors, including the following corporate performance factors (results in italics):

(i)

total shareholder return – as measured against nine other comparable companies, with bonus opportunity measured on a sliding scale from 0-200% depending on the Company’s relative position at the end of 2019 – (1st performer);[1]

(ii)	achieving guidance for silver production, silver equivalent production and “all-in” cost guidance – (not achieved); [2]
(iii)	successful completion of the Pershing Gold transaction and complete build of Relief Canyon substantially achieved);
(iv)	Completion of the Zone 120/El Cajon Pre-Feasibility for capital markets by end of Q1, 2019 achieved; and
(v)

an overall 10% reduction in the company safety incidents as measured by reportable Lost Time Incident Frequency Rate and Medical Aid Incident Frequency Rate – (achieved but consistency of application requires improvement).

Page | 25

A summary of bonus opportunity and the assessment for 2019 with respect to the Company’s corporate objectives is set forth below.

OBJECTIVES	CORPORATE					TOTAL %
	Total Shareholder Return %	Production/Costs Guidance %	Pershing Gold/Relief Canyon %	Complete Zone 120%	Safety/Compliance Metric %
Bonus Opportunity	15	15	20	5	5	60
Assessment	30	2.5	18	5	2.5	58

(1)

The comparable companies used for 2019 were as follows: Ascendant Resources, Avino Gold and Silver, Endeavour Silver, Fortuna Silver, Excellon Resources, Great Panther Silver, Northern Vertex Mining, Sierra Metals and Trevali. These companies were chosen based on their similarities to the Company including size, stage of development, production, and location ofoperations.

(2)	The Company’s guidance for 2019 was production of 1.6 to 2.0 million silver ounces and 6.6 to 7.0 million silver equivalent ounces at cash costs of $4.00 to

$6.00 per silver ounce and all-in sustaining costs of $10.00 to $12.00 per silver ounce. Cash cost per ounce and all-in sustaining cost per ounce are non- IFRS financial performance measures with no standardized definition. For further information and detailed reconciliations, please refer to the Company’s 2019 year-end and quarterly MD&A.

Individual objectives (40% of bonus opportunity) are intended to support the operational and strategic goals of the Company and may be subject to subjective determination as to their achievement by the CCG Committee and Board. Performance relative to these objectives is also expected to be qualitatively assessed in the context of circumstances and challenges arising throughout the year.

Actual bonus amounts were determined in reference to the ranges in the employment contracts of the NEOs. A summary of the target award percentages and the actual bonuses paid for 2019 for each NEO is set forth below. Note that NEOs elected to receive 25% of awarded cash bonuses in the form of RSUs (which may be settled in either Common Shares or cash). The number of RSUs granted equaled the dollar amount of the bonus payable by way of RSUs divided by the average closing price of the Common Shares for the five trading days immediately preceding the end of the fiscal year and grossed up by a factor of 1.25 to reflect the added risk of deferral exposure to the stock price. The award agreements for deferred payment provide that the RSUs granted thereunder vest immediately, but may be redeemed only on a future date but otherwise immediately

(i)in the event of a change in control of the Company, or (ii) upon the termination or death of the executive officer. In the event of termination, vested, cash-settled RSUs may not be redeemed until the first and second anniversary dates of grant unless otherwise agreed by the CCG Committee. The CCG Committee retains discretion to at any time permit the acceleration of vesting or redemption dates (and resulting cash payment or exchange) as may be authorized by the Board.

TITLE	INDIVIDUAL ASSESSED(1) %	CORPORATE ACHIEVEMENTS(2) %	TOTAL ASSESSED(3) %	CASH PAY- OUT(4)	DEFERRED AMOUNT(4)	RSUs GRANTED(5)
Total Corporate				479,691	$199,872	86,166
CEO	33	58	91	185,168	$77,154	33,262
COO	23	58	81	103,013	$42,922	18,504
CFO	30	58	88	85,055	$35,440	15,278
SVP/CLO	28.2	58	86	65,623	$27,343	11,788
VP Technical Services	25.5	58	84	40,832	$17,013	7,334

(1)	Percentage assessed, of maximum 40% individual bonus opportunity.
(2)	Percentage assessed, as disclosed above, of maximum 60% of bonus opportunity.
(3)	Represents percentage of achievement of overall bonus opportunity, corporate (60%) and individual (40%).
(4)

All amounts in U.S. dollars. Amounts that were paid in Canadian dollars have been converted to U.S. dollars using an exchange rate of 1.3269 for 2019. Cash pay-out paid out in 2020. Deferred amount and RSUs to be granted has not been settled based on current cash availability.

(5)

Represents payment of deferred annual incentive bonus for 2019 issued as RSUs. The number of RSUs equal the dollar amount of the bonus payable by way of RSUs multiplied by 1.25 divided by the average closing price of the Common Shares for the five-trading day immediately preceding the date of grant.

Longer Term Incentives – Option Based Awards and Restricted Share Units

The long-term equity portion of executive compensation is designed to align the interests of executive officers with those of shareholders by encouraging equity ownership through awards of Options to purchase the Company’s Common Shares, to

Page | 26

motivate executives and other key employees to contribute to an increase in corporate performance and shareholder value, and to encourage the retention of executive officers and other key employees by vesting Options over a period of time and in particular during difficult economic periods when salaries and bonuses are restricted by necessity.

Stock Option Plan

The Amended and Restated Stock Option Plan was most recently amended and approved by shareholders at the annual and special meeting of shareholders held on May 15, 2019 (as so amended, the “Stock Option Plan”). The Board may amend, suspend or terminate the Stock Option Plan or any portion thereof only in accordance with applicable legislation, and subject to any required stock exchange or shareholder approval. Without limiting the generality of the foregoing, certain amendments, including those of a clerical or “housekeeping” nature or to reflect changes in applicable law, may be made without further approval by shareholders. No amendment, suspension or termination can impair any outstanding Options without consent of the applicable participant. Options are only assignable upon the participant’s death.

The timing of the grant, and number of Common Shares made subject to option with respect to Options proposed to be granted by the Company to its executive officers is recommended by the CEO, reviewed and recommended (or revised, if thought appropriate) by the CCG Committee, and approved by a resolution of the Board. Consideration in determining option grants is given to, amongst other things, the total number of Options outstanding, current and future expected contribution to the advancement of corporate objectives by such individual, the position of the individual, tenure, and the status of previous option grants to such individuals. No specific weightings are assigned to each factor; instead a subjective determination is made based on an assessment of the individual relative to such factors. Grants of Options also comprise a portion of the compensation package offered to attract and retain new directors and executive officers to the Company.

The periodic consideration of such awards typically takes place annually early in the fiscal year. Options granted by the Board are priced at the closing price of the Common Shares on the TSX on the last trading day prior to the date of grant.

Details of the Options granted in 2019 are as follows:

•April 8, 2019 – 1,000,000 Options granted to independent directors (125,000/director) and 2,420,000 Options granted to officers and certain employees with an exercise price of $2.39;

•June 3, 2019 – 60,000 Options granted to a certain employee with an exercise price of $2.32, and

•December 3, 2019 – 630,000 Options granted to independent directors (90,000/director) and 1,805,000 Options granted to officers and certain employees with an exercise price of $3.54.

The Options granted in 2019 vest over a two-year period (1/3 upon grant, 1/3 on the first anniversary of the grant date and 1/3 on the second anniversary of the grant date) and expire three years from the grant date, except in the case of Options granted on December 3, 2019 which expire five years from the grant date. All such Options vest immediately upon a change of control of the Company or upon an applicable director ceasing to be on the Board in connection with a transaction involving the Company.

Restricted Share Unit Plan

The Board adopted the RSU Plan dated with effect from January 30, 2015 (the “RSU Plan”) for cash-only redemption of grants. The Board amended the RSU Plan effective February 23, 2016 to allow for either cash redemption or security-based redemption of the Company’s option, and the RSU Plan was approved by shareholders at the annual and special meeting of shareholders held on May 17, 2016 and re-approved at the annual and special meeting of shareholders held May 15, 2019. The above discussion on rationale and the granting process with respect to Options is generally applicable to RSUs. Currently the Company has granted RSUs in two situations: (i) as a retention measure to employees, particularly at the projects of the Company and its affiliates who may not participate in the Stock Option Plan, with such grants typically vesting on the third anniversary of the date granted and settled in cash; and (ii) as a cash conservation measure, in lieu of annual incentive cash bonuses awardedto executive officers or corporate staff of the Company, with such grants vesting immediately but not fully redeemable until the first or second anniversary of the date of grant. The Board may amend the RSU Plan at its sole discretion subject to applicable legislation and subject to any required stock exchange or shareholder approval. Without limiting the generality of the foregoing, certain amendments, including those relating to vesting, or of a clerical or “housekeeping” nature

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or to reflect changes in applicable law, may be made without further approval by shareholders. The Board must seek the approval of the Company’s shareholders certain matters, including: (i), an increase to the plan maximum; (ii), an amendment to the amendment provisions; (iii), extension to termination or expiry of an award; (iv), alteration of insider participation limits; (v), an amendment that would result in the modification of the eligibility requirements of the RSU Plan; and (vi), any amendment that permits the assignment or transfer of a RSU other than for estate planning. No amendment, suspension or termination can impair any outstanding RSUs without consent of the applicable participant. RSUs are only assignable upon the Participant’s death.

When vested, each RSU entitles the RSU Participant to receive, subject to adjustments as provided for in the RSU Plan, one Common Share or payment in cash for the equivalent thereof based on the weighted average trading price of the Common Shares on the five trading days immediately preceding the Redemption Date. The terms and conditions of vesting (if applicable) of each grant are determined by the CCG Committee at the time of the grant.

Deferred Share Unit Plan

The Deferred Share Unit Plan (the “DSU Plan”) dated effective July 1, 2015, was approved by shareholders at the annual and special meeting of shareholders held on May 17, 2016 and re-approved at the annual and special meeting of shareholders held May 15, 2019. The purpose of the DSU Plan is to promote a greater alignment of the interests between the participants and the shareholders of the Company. Similar to the RSU Plan, the Board has the sole discretion to amend the DSU Plan barring certain limitations, similar to those prescribed in the RSU Plan, which require shareholder approval. The benefits of the DSU Plan are only assignable upon the Participant’s death.

The Company may grant a maximum number of securities convertible into common shares equal to 10% of the then issued and outstanding Common Shares. These securities can be issued in the form of Options, RSUs, DSUs, or any combination thereof. As of the date hereof, the Company may grant a maximum number of securities up to 9,463,732 Common Shares, representing 10% of Common Shares issued and outstanding. As of the date hereof, the Company has awarded outstanding securities of 7,182,290 options, 121,830 RSUs, and 410,591 DSUs representing approximately 7.58%, 1.29%, and 0.43% of the Common Shares issued and outstanding, respectively. The Company currently has a further 4,761 remaining securities available for grant representing approximately 0.01% of the Common Shares outstanding.

The following table sets forth the annual “burn rate” of the Stock Option Plan, the RSU Plan and the DSU Plan for each of the three most recently completed fiscal years, calculated using the TSX’s prescribed methodology:

		2019	2018	2017
Burn Rate(1)	Stock Option Plan	8.28%	3.37%	2.63%
	RSU Plan	0.09%	0.12%	0.23%
	DSU Plan	0.05%	0.12%	0.12%

(1) The above burn rates have been calculated using the TSX’s prescribed methodology that became effective in October 2017 for TSX-listed issuers  for fiscal years ending on or after October 31, 2017. Under that methodology, the burn rate is the number of awards granted in a fiscal year, expressed as a percentage of the weighted average number of common shares outstanding for the applicable fiscal year calculated in accordance with the CPA Canada Handbook.

The Board has determined that the maximum number of Common Shares available for issuance upon the redemption of RSUs, combined with the number of Common Shares reserved for issuance under all security- based compensation arrangements of the Company (including the Stock Option Plan and the DSU Plan), will not exceed 10% of the issued and outstanding Common Shares at the date of the grant. The maximum number of Common Shares reserved for issuance at any time and issued within any one-year period to insiders of the Company under all security-based compensation arrangements, including the DSU Plan and the RSU Plan, cannot exceed 10% of the issued and outstanding Common Shares.

Other Compensation – Benefits and Perquisites

The Company’s benefits plans provide financial coverage in the event of illness, disability or death. The Company also supports reasonable expenses in order that employees continuously maintain and enhance their skills and health in the interest of the Company. Benefit plans during the applicable period were provided to NEOs on largely the same basis as other employees in the applicablejurisdiction.

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Summary Compensation Table

The following table sets forth the compensation awarded, paid to or earned by the Company’s NEOs during the fiscal year ended December 31, 2019.

Name and principal position	Year	Salary ($)(1)	Non-equity discretionary annualincentive plan (2) ($)	Share- based awards (3) ($)	Option-based awards (4) ($)	All other compensation ($)	Total Compensation ($)
Darren Blasutti President, Chief 'Executive Officer and Director	2019	271,309	185,168	77,154	539,210	2,555	1,075,396
	2018	266,608	93,778	38,942	296,562	3,114	699,004
	2017	250,270	161,434	67,260	278,533	582	758,079
Daren Dell Chief Operating Officer	2019	226,091	103,013	42,922	413,690	370	786,086
	2018	226,729	50,797	21,094	214,537	428	513,585
	2017	219,467	81,971	34,155	181,937	582	518,112
Warren Varga Chief Financial Officer	2019	214,786	85,055	35,440	360,672	592	699,545
	2018	218,367	51,474	21,375	192,825	4,318	488,359
	2017	215,617	68,728	28,637	150,127	2,239	465,348
Peter McRae SVP Corporate Affairs & Chief Legal Officer	2019	203,482	65,623	27,343	358,191	3,371	658,010
	2018	205,986	50,015	—	176,755	4,061	436,817
	2017	202,141	63,674	26,531	133,847	1,886	428,079
Shawn Wilson VP Technical Services	2019	162,032	40,832	17,013	195,393	370	415,640
	2018	154,369	17,019	7,067	108,827	428	287,710
	2017	154,012	34,162	14,234	75,879	582	278,869

(1)	All amounts in U.S. dollars. Amounts that were paid in Canadian dollars have been converted to U.S. dollars using an exchange rate of 1.30 for 2017, 1.30 for 2018 and 1.3269 for 2019.
(2)	Amounts posted represent cash payment of annual incentive plan for 2019 with amount typically paid early in the following year.
(3)	Amounts posted represent value of RSUs granted in respect of the coveredyear.
(4)

Granted in respect of the covered year. The fair value of option-based awards is determined in accordance with ‘IFRS 2 Share-based payment’ of International Financial Reporting Standards (“IFRS”). The Company uses the Black-Scholes model to estimate fair value of stock options annually granted and is determined by multiplying the number of stock options granted by their value following this method. This value is equal to the accounting value established in accordance with IFRS. Option-pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates and therefore, in management’s opinion, existing models do not necessarily provide a reliable measure of the fair value of the Company’s Common Share and option- based awards. Sums in this column are not cash but are fair market value of the Options granted on the dateof grant.

Defined Benefit or Actuarial Plan Disclosure

The Company does not provide retirement benefits for its directors or officers at this time.

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Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding as of December 31, 2019 granted by the Company to NEOS. This includes awards granted in prior years.

OPTION-BASED AWARDS					SHARE-BASED AWARDS
Name	Number of securities underlying unexercised options (#)	Option exercise price C($)	Option expiration date	Value of unexercised in- the- money Options(1) C($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested C($)	Market or payout value of vested share-based awards not paid out or distributed (2) C($)
Darren Blasutti	200,000	3.85	13/01/2020	44,000	Nil	Nil	136,268
President and Chief Executive Officer	200,000 600,000 375,000	4.58 2.39 3.54	02/01/2021 08/04/2022 03/12/2024	Nil 1,008,000 198,750
Daren Dell	125,000	3.85	13/01/2020	27,500	Nil	Nil	72,531
Chief Operating Officer	150,000 450,000 300,000	4.58 2.39 3.54	02/01/2021 08/04/2022 03/12/2024	Nil 756,000 159,000
Warren Varga	90,000	3.85	13/01/2020	19,800	Nil	Nil	70,134
Chief Financial Officer	140,000 400,000 250,000	4.58 2.39 3.54	02/01/2021 08/04/2022 03/12/2024	Nil 672,000 132,500
Peter McRae	130,000	4.58	02/01/2021	Nil	Nil	Nil	14,945
SVP Corporate Affairs &	355,556 250,000	2.39 3.54	08/04/2022 03/12/2024	597,334 132,500
CLO
Shawn Wilson	50,000	3.85	13/01/2020	11,000	Nil	Nil	25,869
VP Technical Services	80,000 178,334 150,000	4.58 2.39 3.54	02/01/2021 08/04/2022 03/12/2024	Nil 299,601 79,500

(1)	Calculated based on the difference between $4.07, the closing price of the Common Shares on the TSX on December 31, 2019, and the exercise price of the options.
(2)

Amounts represent vested RSUs granted to the NEOs as deferred payment of incentive awards. The RSUs are redeemable for Common Shares of the Company or cash (at the Company’s option). The market payout value is based on the closing price at December 31, 2019.

Incentive Plan Awards-Value Vested or Earned During the Year

The following table sets forth, for each NEO, the value of all incentive plan awards vested or earned during the year ending December 31, 2019.

Name	Option-based awards- Value vested during the year (1) C($)	Share-based awards- Value vested during the year (2) C($)	Non-equity incentive plan compensation- Value earned during the year (3) C($)
Darren Blasutti President and Chief Executive Officer	Nil	99,341 (cash or share settled)	$327,600
Daren Dell Chief Operating Officer	Nil	51,861 (cash or share settled)	182,250
Warren Varga Chief Financial Officer	Nil	48,182 (cash or share settled)	150,480
Peter McRae SVP Corporate Affairs & CLO	Nil	18,654 (cash or share settled)	116,100
Shawn Wilson VP Technical Services	Nil	15,366 (cash or share settled)	72,240

(1)

Calculated using the difference between the exercise price and the closing price of the Common Shares of the Company on the TSX immediately before the vesting date. The value shown in this column does not represent the actual value the individual NEO could receive. The actual gain, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

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(2)	The amounts posted represent RSUs granted to defer payment of an annual incentive bonus. The RSUs are either cash settled or settled either for cash or for Common Shares in the Company.
(3)	These amounts represent cash bonuses paid to the NEOs, relating to performance as determined at the discretion of the CCG Committee. All amounts are paid in either cash of shares.

Performance Graph

The following graph compares the total cumulative shareholder return for $100 invested in Common Shares during the period commencing on January 1, 2015 and ending on December 31, 2019 with the cumulative total return of the S&P/TSX Composite Index and the VanEck Vectors Junior Gold Miners ETF during the same period:

	Dec-15	Dec-16	Dec-17	Dec-18	Dec-19
Company	$43	$124	$162	$79	$144
S&P/TSX Composite Total Return Index	$89	$104	$111	$98	$177
VanEck Vectors Junior Gold Miners ETF	$80	$132	$143	$126	$177

Source: Bloomberg (adjusted price data)

(1)	VanEck Vectors Junior Gold Miners ETF is listed on the NYSE in USD. The index values were converted from USD to CAD using the average exchange rate for the date indicated.
(2)	Market Vectors was rebranded as VanEck Vectors on May 1, 2016.

During the period commencing on December 31, 2014 and ending on December 31, 2019, the Company’s cumulative shareholder return generally out-performed the total return of the S&P/TSX Composite Index during the same period, with the exception of 2015 and 2018. Other than starting in 2016, the NEOs’ compensation during the periods reported in this section was not based on the Company’s cumulative shareholder return during the same periods and, accordingly, bears no direct relationship to the trend shown in the above graph.

***

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Anti-Hedging and Anti-Pledging Policy

The Company’s insider trading policy prohibits Directors, NEOs and all employees from engaging in various hedging and derivatives transactions in respect of securities issued by the Company.

Termination and Change of Control Benefits

The Company has the following arrangements pursuant to employment agreements that provide for payments to an NEO at, following or in connection with termination and a change in control of the Company as of December 31, 2019.

CEO and other NEOs

If the current CEO, Mr. Blasutti, is terminated (without cause), his agreement provides for (i) payment of salary earned to the date of termination plus a pro rata bonus calculation for the period up to the date of termination; (ii) a severance payment equal to 2 times (the “Multiple”) the then current year’s base salary and the highest annual incentive bonus amount paid or owing in the three previously completed fiscal years immediately preceding the date of termination; and (iii) in accordance with applicable policies and the Employment Standards Act, 2000, benefits coverage through the severance period (or payment in lieu thereof). The same payments will be made in the event of termination within 12 months of a change in control of the Company. Assuming the termination as noted above were to have occurred as of December 31, 2019 and a base salary of $271,309, the total estimated incremental cash payment to be made would be $793,378. The total estimated incremental cash payment for change of control includes any RSUs granted in place of annual incentive plan cash bonuses which may be redeemed immediately (in accordance with the terms of the grant).1 Any unvested Options at the time of the change in control will vest immediately (in accordance with terms of grant) and, subject to the discretion of the Board, will expire in accordance with the terms of the Stock Option Plan (i.e. generally 90 days after the date of termination).

If any of the other NEOs is terminated (without just cause) their agreements provide for (i) payment of salary earned to the date of termination plus a pro rata bonus calculation for the period up to the date of termination; a severance payment equal to one times the then current year’s base salary and the highest annual incentive bonus amount paid or owing in respect of the three previously completed fiscal years; and (iii) in accordance with applicable policies and governing law benefits coverage through the severance period (or payment in lieu thereof). The same payments will be made in the event of termination within 12 months of a change in control of the Company, except that the severance payment will be calculated at a Multiple of between 1 to 2 times2 the then current year’s base salary and the average annual incentive bonus amount paid or owing in respect of the three previously completed fiscal years (if applicable). Any unvested Options at the time of the change in control will vest immediately (in accordance with the terms of the grant) and, subject to the discretion of the Board, will expire in accordance with the terms of the Stock Option Plan (i.e., generally 90  days after the  date of termination). In addition, any RSUs granted in place of annual incentive plan cash bonuses may be redeemed immediately (in accordance with the terms of the grant). Assuming a termination occurred as of December 31, 2019, the total estimated incremental cash payments to each of the NEOs would be as follows: Warren Varga – $502,248 (termination within 12 months of change in control) and $328,194 (termination without just cause), Daren Dell – $546,100 (termination within 12 months of change in control) and $363,441 (termination without just cause), Peter McRae – $451,504 (termination within 12 months of change in control) and $290,979 (termination without just cause), and Shawn Wilson – $216,474 (termination without just cause) and $202 424 (termination within 12 months of change in control). The incremental cash payment for change

1 In the event of termination, vested, cash settled, RSUs may not be redeemed until the anniversary dates referenced in the previous sentence unless agreed by the CCG Committee.

2 The Multiple increases at a rate of one month for each completed year, up to a maximum of 1.5 or 2 times, as applicable.

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of control includes any RSUs granted in place of annual incentive plan cash bonuses which may be redeemed immediately (in accordance with the terms of the grant).3

Director Compensation

The CCG Committee considers annually and makes a recommendation to the Board regarding the adequacy and form of directors’ compensation.

•	Currently all non-executive directors receive a monthly retainer of C$4,167 payable quarterly in arrears.
•	Directors asked to perform special assignments at the request of the CEO are to be paid at the rate of C$2,000/day.
•	Directors who are employees of the Company receive no additional compensation for serving on the Board.
•	Directors submit for reimbursement receipts for expenses that would reasonably be expected to be incurred by such director in carrying out his duties.
•

The Board fees (referenced above) are generally paid quarterly in arrears, in cash (80% of the amount); and DSUs (20% of the amount). Currently, 100% of Board fees are paid in DSUs as a means of cash conversion.

The Company pays the Chairman of the Board an annual retainer of C$25,000. In addition, the Company paid annual retainer amounts to its directors for their service as chairs and members of then committees of the Board in such period, in the amounts and as set out below:

COMMITTEE	COMMITTEE CHAIRMAN C($)	OTHER COMMITTEE MEMBERS C($)
Audit Committee	15,000	7,500
Compensation & Corporate Governance Committee	10,000	5,000
Sustainability and Technical Committee	10,000	7,500

3 See footnote 1.

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The following table sets forth the compensation awarded, paid to or earned, by the Company’s directors while serving as non-executive directors during the fiscal year ended December 31, 2019:

Director Compensation Table

Name of Director	Fees earned (cash) ($)(1)(2)	Share- based awards(2) ($)	Option-based awards(3) ($)	Non-equity incentive plan compensation ($)	All other compensation ($)	Total ($)(1)
Alex Davidson	69,335	13,189	127,524	Nil	Nil	210,048
Steve Alfers(4)	22,443	5,611	108,192	Nil	Nil	136,246
Alan R. Edwards	52,755	9,044	127,524	Nil	Nil	189,323
Peter Hawley(5)	16,015	3,250	81,942	Nil	Nil	101,207
Bradley R. Kipp	39,189	9,797	127,524	Nil	Nil	176,510
Gordon E. Pridham	37,682	9,420	127,524	Nil	Nil	174,626
Manuel Rivera	32,990	8,248	136,110	Nil	Nil	177,348
Lorie Waisberg	40,696	10,174	127,524	Nil	Nil	178,394

(1)	All fees have been converted to U.S. funds using a conversion rate of 1.3269.
(2)

Fees earned will be paid in cash or DSUs. The number of DSUs granted on a quarterly basis is calculated based on the fees owed for the applicable quarter, divided by the VWAP price of the Common Shares of the Company for the 5 days preceding the end of each quarter, with an increase to the number of DSUs to be granted at a factor of 1.25 of the fees owed. Portion of cash fees earned for Q4 2019 to be issued in the form of DSUs as a cash conservation measure.

(3)

The fair value of option-based awards is determined in accordance with ‘IFRS 2 Share-based payment’ of IFRS. The Company uses the Black- Scholes model to estimate fair value of stock options annually granted and is determined by multiplying the number of stock options granted by their value following this method. This value is equal to the accounting value established in accordance with IFRS. Option-pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates and therefore, in management’s opinion, existing models do not necessarily provide a reliable measure of the fair value of the Company’s Common Shares and option-based awards. Sums in this column are not cash but are fair market value of the Options granted and the date of grant.

(4)	Mr. Alfers became a Board member on April 3, 2019 and will not be standing for re-election to the Board.
(5)	Mr. Hawley did not stand for re-election and retired from the Board on May 15, 2019.

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Directors’ Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding as of December 31, 2019 to non-executive directors of the Company. This includes awards granted in prior years.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised option (#)	Option exercise price C($)	Option expiration date	Value of unexercised in-the- money options(1) C($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested C($)	Market or payout value of vested share- based awards not paid out or distributed C($)(2)
Alex Davidson	60,000	3.85	13/01/2020	13,200	Nil	Nil	357,623
	80,000	4.58	22/01/2021	Nil
	125,000	2.39	08/04/2022	210,000
	90,000	3.54	03/12/2024	47,700
Stephen Alfers(3)	125,000	2.39	08/04/2022	210,000	Nil	Nil	10,635
	90,000	3.54	03/12/2024	47,700
Peter Hawley(4)	60,000	3.85	13/01/2020	13,200	Nil	Nil	Nil
	80,000	4.58	22/01/2021	Nil
	125,000	2.39	08/04/2022	210,000
Alan R. Edwards	60,000	3.85	13/01/2020	13,200	Nil	Nil	207,122
	80,000	4.58	22/01/2021	Nil
	125,000	2.39	08/04/2022	210,000
	90,000	3.54	03/12/2024	47,700
Bradley R. Kipp	60,000	3.85	13/01/2020	13,200	Nil	Nil	305,983
	80,000	4.58	22/01/2021	Nil
	125,000	2.39	08/04/2022	210,000
	90,000	3.54	03/12/2024	47,700
Gordon E. Pridham	80,000	4.58	22/01/2021	Nil	Nil	Nil	188,478
	83,400	2.39	08/04/2022	140,112
	90,000	3.54	03/12/2024	47,700
Manuel Rivera	60,000	3.92	02/08/2020	9,000	Nil	Nil	40,777
	80,000	4.58	22/01/2021	Nil
	125,000	2.39	08/04/2022	210,000
	90,000	3.54	03/12/2024	47,700
Lorie Waisberg	60,000	3.85	13/01/2020	13,200	Nil	Nil	205,348
	80,000	4.58	22/01/2021	Nil
	125,000	2.39	08/04/2022	210,000
	90,000	3.54	03/12/2024	47,700

(1)

Calculated based on the difference between $4.07, the closing price of the Common Shares on the TSX on December 31, 2019, and the exercise price of the options. The value shown in this column does not represent the actual value the individual NEO could receive. The actual gain, if any, on exercise will depend on the value of the Common Shares on the date ofexercise.

(2)

Amounts represent DSUs granted to the directors as deferred payments of the directors’ annual retainer. The DSUs are redeemable for either cash or Common Shares of the Company. The market or payout value is based on closing price at December31,2019.

(3)	Mr. Alfers became a Board member on April 3, 2019 and will not be standing for re-election to the Board.
(4)	Mr. Hawley did not stand for re-election and retired from the Board on May 15, 2019.

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Directors’ Incentive Plan Awards-Value Vested or Earned During the Year

The following table sets out the aggregate dollar value that would have been realized by the directors of the Company if the options under the option-based award had been exercised on the vesting date during the most recently completed fiscal year ended December 31, 2019.

Name	Option-based awards- Value vested during the year(1) C($)	Share-based awards- Value vested during the year(2) C($)	Non-equity incentive plan compensation- Value earned during the year C($)
Alex Davidson	Nil	177,622	Nil
Stephen Alfers(3)	Nil	10,635	Nil
Alan R. Edwards	Nil	104,569	Nil
Peter Hawley(4)	Nil	Nil	Nil
Bradley R. Kipp	Nil	150,173	Nil
Gordon E. Pridham	Nil	96,597	Nil
Manuel Rivera	Nil	28,260	Nil
Lorie Waisberg	Nil	105,134	Nil

(1)

Calculated using the difference between the exercise price and the closing price of the Common Shares on the TSX immediately before the vesting date. The value shown in this column does not represent the actual value the individual NEO could receive. The actual gain, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

(2)

Amounts represent DSUs granted to the directors as deferred payments of the director’s board fees. The DSUs are redeemable for either cash or Common Shares of the Company. The market or payout value is based on closing price at December31,2019.

(3)	Mr. Alfers became a Board member on April 3, 2019 and will not be standing for re-election to the Board.
(4)	Mr. Hawley did not stand for re-election and retired from the Board on May 15, 2019.

Risks Associated with the Company’s Compensation Policies and Practices

The CCG Committee considers the implications and risks of the Company’s compensation policies and practices as a factor in assisting the Board in approving and monitoring guidelines and practices regarding the compensation and benefits of officers, as well as administering the Company’s equity-based compensation plans. In particular, executive compensation packages are intended to maintain an appropriate balance between risk and reward keyed to the Company’s performance. There are a number of elements of the compensation program that are intended to manage risk and discourage excessive risk- taking by executives and senior managers, including a balance of short-, medium- and long-term incentives and the establishment of appropriate corporate, strategic and individual performance goals for incentive compensation, as well as appropriate minimum thresholds and maximum (caps) for achievement if targets are exceeded (which prevents excessive payouts and acts as a disincentive against imprudent risk-taking). The CCG Committee has not identified any risks in the Company’s existing compensation policies and practices that it believes would be reasonably likely to have a material adverse effect on the Company. The Company’s Disclosure and Securities Trading Policy prohibits insiders from short-selling calls and puts in respect of the future value of Company’s securities.

Share Ownership Policy for Directors and NEOs

The Company does not currently have a formal minimum share ownership policy for directors and NEOs. However, a minimum of 20% and up to 100% of each director’s annual retainer is payable in DSUs, thus ensuring that the interests of directors and shareholders are aligned.

***

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The Company has adopted the Stock Option Plan for directors, officers, employees and eligible service providers of the Company and its subsidiaries. For further details regarding the Stock Option Plan see under the heading “Compensation Discussion and Analysis – Elements of Executive Compensation – Longer Term Incentives – Option Based Awards and Restricted Share units”. The Stock Option Plan is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and has been posted to the Company’s website at https://www.americassilvercorp.com/investors/shareholder-meeting-documents/.

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The following table provides information on the Company’s Option and share based incentive plans as of December 31, 2019.

	Number of Common Shares to be Issued Upon Exercise of Outstanding Options	Weighted-Average Exercise Price of Outstanding Options C($)	Number of Common Shares remaining Available forFuture Issuance Under Equity Compensation Plans
Equity Compensation Plans Approved By Shareholders – Stock Option Plan	8,020,790	3.29	639,941
Equity Compensation Plans Approved By Shareholders – DSUs(1)	323,333	N/A	316,608
Equity Compensation Plans Approved By Shareholders – RSUs(2)	89,196	N/A	227,412
Total	8,433,319	3.29	227,412

(1)	DSUs granted as deferred payment of director’s annual retainer payments.
(2)	RSUs granted as deferred payment of annual incentive bonus for officers.

***

DIRECTORS’ AND OFFICERS’ INSURANCE AND INDEMNIFICATION

The Company carries directors’ and officers’ liability insurance for the directors and officers of the Company, to a maximum amount of $40,000,000. This policy is in effect until May 1, 2020 for an annual premium of $233,670.

The By-Laws provide for the indemnification of each director or officer of the Company, each former director or officer of the Company and each individual who acts at the Company’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Company or other entity, subject to the provisions of the CBCA. The Company has also entered into agreements evidencing its indemnity in favour of the foregoing persons.

***

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The following description reflects the current corporate governance policies of the Company, as reviewed by the CCG Committee and approved by the Board.

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day-to-day management of the Company. National Policy 58-201 Corporate Governance Guidelines (the “Governance Guidelines”) establishes corporate governance guidelines which apply to all public companies. These guidelines are not intended to be prescriptive but to be used by issuers in developing their own corporate governance practices. The Board is committed to sound corporate governance practices, which are both in the interest of its shareholders and contribute to effective and efficient decision-making. Pursuant to National Instrument 58-101 – Disclosure of Corporate Governance Practices, the Company is required to disclose its corporate governance practices, as set forth below. The Board will continue to monitor such practices on an ongoing basis and, when necessary, implement such additional practices as it deems appropriate.

Board of Directors and Independence from Management

The Board is currently comprised of eight (8) directors: Stephen Alfers, Darren Blasutti, Alex Davidson, Alan

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R. Edwards, Bradley R. Kipp, Gordon E. Pridham, Manuel Rivera and Lorie Waisberg. As detailed under “Item 2 – Election of Directors”, if each of the Nominees are elected at the Meeting, the Board will be comprised of seven of the same directors, with Mr. Alfers not standing for re-election to the Board. The Company thanks Mr. Alfers for his service and the important role he played in the Company’s development.

The Board, in consultation with the CCG Committee, annually reviews the relationship between each director and the Company to determine if each director is or remains independent within the meaning of the Governance Guidelines. In accordance with applicable securities law, six Nominees are considered independent as follows:

NAME	RELATIONSHIP	REASON FOR NON-INDEPENDENT STATUS
Darren Blasutti	Non-Independent	Considered to have a material relationship with the Company by virtue of being the President and Chief Executive Officer
Alex Davidson(1)	Independent	N/A
Alan R. Edwards	Independent	N/A
Bradley R. Kipp	Independent	N/A
Gordon E. Pridham	Independent	N/A
Manuel Rivera	Independent	N/A
Lorie Waisberg	Independent	N/A

(1)	Chairman of the Board of Directors since May 2016.

The Governance Guidelines state that the Board of every listed company should be constituted with a majority of individuals who qualify as “independent” directors under NI 52-110 and also that compensation and nominating committees should be constituted entirely of independent directors. NI 52-110 provides that a director is independent if he or she has no direct or indirect “material relationship” with the Company. “Material relationship” is defined as a relationship that could, in the view of the Company’s Board, be reasonably expected to interfere with the exercise of a director’s independent judgment. A “material relationship” is deemed to be present in the case of an individual that is, or has been, within the last three years, an employee or executive officer of the issuer (including subsidiaries). As such, Mr. Blasutti is not considered independent as a result of his position as CEO.

The Company has a majority of independent directors and recognizes the importance of providing leadership to its independent directors. Every member, including the chair of each of the Company’s committees is an independent director and every committee charter provides for access to information respecting the Company and to officers, employees, external auditors and legal counsel of the Company. As well, each charter states that the committees may engage separate independent counsel and advisors at the expense of the Company.

The CCG Committee is responsible for identifying whether the Board’s mandate is effectively being carried out. Specifically, this committee reviews with the Board, on a regular basis and at least annually, the role of the Board, the terms of reference of each of the committees of the Board and the methods and processes by which the Board fulfills its duties and responsibilities.

To facilitate the Board operating independently of management, the following processes are in place:

(a)	as appropriate, members of management, including the President and CEO, are not present for the discussion and determination of certain matters;
(b)	the independent directors regularly meet in-camera without management or directors who are not independent being present. All meetings held in 2019 had in-camera sessions without management present;
(c)	under the Company’s Articles, any one director may call a Board meeting;
(d)	the compensation of the President and CEO is considered independently by the CCG Committee at least annually; and
(e)	in addition to the standing committees of the Board, independent committees may be appointed from time to time, when appropriate.

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Performance Assessment

On a yearly basis, each member of the Board completes a questionnaire which includes, among other items, a careful examination of Board structure (including an assessment as to whether the Board as a whole possesses the right skills and background for the current issues facing the Company), Board meetings and their effectiveness, the quality and timing of information provided to the Board, preparedness for succession planning within the organization, the Board’s relationship with management, committee and Board effectiveness and strategy and metrics. The CCG Committee approves the content of each questionnaire and the Chair of the CCG Committee analyzes the feedback and presents it to the full Board, includingthe CEO.

Meetings of the Board and Committees of the Board

The Board typically meets formally a minimum of four times per year, including (i) in order to approve annual statements; (ii) in connection with the annual meeting of the Company’s shareholders; (iii) in order to review the annual budget; and (iv) a general corporate strategy meeting. Each committee of the Board meets at least once each year, or more frequently as deemed necessary by the applicable committee. The frequency of the meetings and the nature of the meeting agendas are dependent upon the nature of the business and affairs that the Company faces from time to time.

The following table provides details regarding director attendance at Board and committee meetings held during the relevant time period (January 1, 2019 to December 31, 2019).

MEETINGS ATTENDED	BOARD OF DIRECTORS	AUDIT COMMITTEE	S&T COMMITTEE	COMPENSATION AND CORPORATE GOVERNANCE
Darren Blasutti	8 of 8
Alex Davidson	8 of 8		2 of 2	4 of 4
Alan R. Edwards	8 of 8		2 of 2
Stephen Alfers(1)	8 of 8
Bradley R. Kipp	8 of 8	4 of 4
Gordon E. Pridham	8 of 8	4 of 4		4 of 4
Manuel Rivera	7 of 8		2 of 2
Lorie Waisberg	8 of 8	4 of 4		4 of 4

(1)	Mr. Alfers became a Board member on April 3, 2019 and will not be standing for re-election to the Board.

Board members are expected to attend all meetings of the Board in person or by phone and to have reviewed in advance Board materials and be prepared to discuss such materials.

Meetings of Independent Directors

Each meeting of the Board includes the option of an in-camera session, whereby independent members have the opportunity to meet in the absence of management and other non-independent board members. Independent directors are also free to meet separately at any time or to require management to withdraw during certain discussions.

Board Mandate

A copy of the Board’s written mandate, which was confirmed on April 3, 2020 (“Board Mandate”) and sets out the responsibilities and duties of the directors as well as the directors’ expectations of management, is available on the Company’s website at https://www.americas-gold.com/corporate/corporate- governance/ and is attached as Schedule “A” to this Circular.

The CCG Committee and the Board shall review and assess the adequacy of this Board Mandate on an annual basis, taking into account all legislative and regulatory requirements applicable to the Board, as well as any best practice guidelines recommended by securities regulatory authorities or the TSX or NYSE American LLC (the “NYSE American”) or any stock exchanges on which the Company’s shares arelisted.

Position Descriptions

The Board has developed a written position description for the Chairman as detailed in the Board Mandate. The Chair of each

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Board committee acts within the parameters set by their respective committee charters. The Board, in conjunction with the CCG Committee and Mr. Blasutti, have developed a written position description for the President and CEO.

Directorships

The following current directors of the Company presently serve as directors of other reporting issuers as follows:

DIRECTOR	REPORTING ISSUER
Stephen Alfers(1)	None
Darren Blasutti	Barksdale Capital Corporation
Alex Davidson	Capital Drilling Ltd., Nulegacy Gold Corporation, Orca Gold Inc.(2) and Yamana Gold Inc.
Alan R. Edwards	Entrée Resources Ltd and Orvana Minerals Corp.
Bradley R. Kipp	Haventree Bank
Gordon E. Pridham	Orvana Minerals Inc. (Chairman),Tervita Corp. and Enertech Capital (Advisory Board)
Manuel Rivera	None
Lorie Waisberg	Chemtrade Logistics Income Fund (Chairman and Trustee) and Metalex Ventures Ltd.

(1)	Mr. Alfers became a Board member on April 3, 2019 and will not be standing for re-election to the Board.
(2)	Mr. Davidson will be stepping down from the Board effective May 28, 2020.

Orientation and Continuing Education

The Board and the Company’s senior management will conduct orientation programs for new directors as soon as possible after their election or appointment as directors. The orientation programs will include presentations by management to familiarize new directors with the Company’s operations, projects and strategic plans, its significant financial, accounting and risk management issues, its compliance programs, the Code (defined below) and other governance policies, its principal officers, its independent auditors and its outside legal advisors. In addition, the orientation programs will include a review of the Company’s expectations of its directors in terms of time and effort, a review of the directors’ duties and visits to Company headquarters and, to the extent practical, the Company’s significant locations of operation. This informal process is considered to be appropriate given the Company’s size, current level of operations, and the ongoing interaction amongst the directors.

The skills and knowledge of the Board as a whole are such that no formal continuing education process is currently deemed required. The Board is comprised of individuals with varying backgrounds, who have, both collectively and individually, extensive experience in running and managing public companies, particularly in the natural resource sector and involving mineral properties. It is the Company’s view that all current members of the Board are well-versed and educated in the factors critical to the success of the Company. Board members are encouraged to communicate with management, auditors and technical and other consultants to keep themselves current with industry trends and developments and changes in legislation with management’s assistance. To enable each director to better perform his or her duties and to recognize and deal appropriately with issues that arise, the Company will provide the directors with suggestions to undertake continuing director education. Reference is made to the table under the heading “Business of Meeting - Election of Directors” for a description of the current principal occupations of the members of the Board.

Nomination of Directors

The CCG Committee will generally be responsible for (i) identifying individuals qualified to become Board members, consistent with criteria approved by the Board, (ii) recommending to the Board the persons to be nominated for election as directors at any meeting of shareholders, and (iii) recommending to the Board persons to be elected by the Board to fill any vacancies on the Board. When appropriate, the CCG Committee will retain an independent executive search firm to assist it in identifying prospective board candidates, as was done in 2017 prior to the appointment of Mr. Rivera. While no formal nomination procedure is in place to identify new candidates, the Board and the CCG Committee does review the experience and performance of Nominees for the election to the Board. When required, and in any event on an annual basis, the Board and the CCG Committee will meet to consider any vacancies on the Board or the desired size of the Board. Members of the Board are canvassed with respect to the qualifications of a potential candidate and each candidate is evaluated with respect to his or her experience and expertise, with particular attention paid to those areas of expertise that complement and enhance current management and Board composition. The Board also assesses any potential conflicts, independence or time commitment concerns the candidate may present.

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Profile and Skills

The CCG Committee periodically reviews the current profile of the Board, including the average age and tenure of individual directors and the representation of various areas of expertise, experience and diversity (including Designated Groups)1. The objective is to have a sufficient range of skills, expertise and experience to ensure that the Board can carry out its responsibilities effectively. The succession planning process may also involve the creation of a skills matrix to help the CCG Committee and the Board identify any gaps in the skills and competencies considered most relevant for the Company. The Board does not have a mandatory term limit or age limit policy but has had renewal through its merger transactions including the merger with Pershing Gold and Scorpio Mining in the last 5 years. In conjunction with the annual Board evaluation and as part of the succession planning process, directors are also canvassed on their intention to retire from the Board in order to identify impending vacancies as far in advance as possible. Given the Company’s current stage of development and competitive factors in attracting and retaining suitable candidates, the CCG Committee and Board does not believe that term or age limits are required or appropriate for the Company at this time.

Diversity

The Board recognizes that diversity leads to better and more informed decision-making and is an important attribute of well-functioning boards and senior management teams by bringing real value to their collective skills, perspective, insight and experience. In furtherance of this goal, in 2018 the Board considered and adopted a formal board diversity policy (the “Diversity Policy”) to encourage the promotion of diversity. In considering “diversity”, the Board will consider any dimension that can be used to differentiate groups and people from one another, including the respect for and appreciation of differences in gender, age, ethnic origin, aboriginal status, religion, education, sexual orientation, political belief or disability. The Board, in consultation with the CCG Committee, will develop, where possible, measurable objectives and strategies to meet the objectives of this Diversity Policy, and the Board will be responsible for monitoring the progress of the objectives through evaluation and annual reporting.

According to the Diversity Policy, in filling Board and executive officer vacancies, a minimum of one candidate considered for each applicable position will be a woman [or otherwise a Member  of  a  Designated  Group]. This requirement was appliedduring the director search for the Company in 2018. No specific targets have been adopted for representation of women or other Designated Groups and there are currently no women or self-identified member of other Designated Group on the Board or in executive officer positions. In considering the composition of the Board or executive management on an ongoing basis, emphasis will ultimately be based on ensuring the selection of the best qualified candidates available at the time given the needs and circumstances of the Board. There are a limited number of people that possess both the management experience and mining industry knowledge required to serve capably as public mining company directors and executive officers and given the Company’s current stage of development and competitive factors in attracting and retaining suitable candidates, the CCG Committee and Board does not believe that targets for the representation of Designated groups would be appropriate for the Company at this time. This policy will be reviewed on a yearly basis.

1 “designated groups” as defined under Section 3 of the Employment Equity Act (Canada) and includes women, Aboriginal peoples, persons with disabilities, and members of visible minorities.

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Risk Management

The Board has responsibility for oversight of management of the Company to ensure that it is acting in the best interests of the Company and its shareholders. This responsibility includes oversight in identifying and understanding the principal risks of the Company’s business (including, without limitation, strategic, operational, financial, compensation and regulatory risks). The Board does not have a standing risk management committee, but rather administers this oversight function directly through the Board as a whole, as well as through various standing committees of the Board that address risks inherent in their respective areas of oversight. The Audit Committee is responsible for monitoring financial risks and exposures, including the risk of a material misstatement in the Company’s financial disclosures. The CCG Committee is responsible for monitoring risks associated with the Company’s compensation policies and for effectiveness of the Company’s corporate governance policies. The S&T Committee is responsible for monitoring sustainability (including health, safety, environmental and social responsibility) risks and technical/operational risks associated with the Company’s mines and projects. The Board and its committees receive risk management updates from management at meetings of the Board or its committees throughout the year as necessary. Periodically, the Company plans to undergo a more extensive risk identification and analysis process, which will involve one-on-one interviews with applicable executive officers as well as other senior management employees and the general managers of certain operations. The results of the interviews will be reviewed and analyzed by the Company’s executive management team and the Board. Following consideration of the information provided by management, the Board will provide feedback and make recommendations, as needed.

Ethical Business Conduct

The Company has a written Code of Business Conduct and Ethics as re-approved April 3, 2020 by the Board (the “Code”) which is designed to provide guidance on the conduct of the Company’s business in accordance with high ethical standards. A copy of the Code is available on the Company’s website, https://www.americassilvercorp.com/corporate/corporate-governance/ and on the Company’s SEDAR profile at www.sedar.com.

All directors, officers and employees are expected to comply with the Code and will sign off annually on the Code, which reaffirms the Company’s high standards of business conduct. The Code is part of the Company’s continuing effort to ensure that it complies with all applicable laws, has an effective program to prevent and detect violations of law, and conducts its business with fairness, honesty and integrity.

Consistent with the provisions of the Code, directors and senior officers are bound by the provisions of the Canada Business Corporations Act which contains provisions relating to conflicts of interest. In particular, any director who has a material interest in a particular transaction is required to disclose such interest and to refrain from voting with respect to the approval of any such transaction.

In the unlikely event of a waiver, any such waivers of the Code for directors or NEOs must be approved by the Board or the CCG Committee and such waiver will be promptly disclosed as required by law.

Shareholder Engagement

The Company is committed to regular, transparent and active communication with its shareholders. Throughout the year, members of the Company’s management team regularly engage with shareholders to ensure that the Company is addressing their questions or concerns. Throughout the year, the Company’s NEOs from time to time also meet with representatives of both current institutional shareholders as well as potential investors to discuss, among other things, the Company’s business strategy, financial performance, governance practices, executive compensation, and various other matters. Those members of management also regularly attend and participate in analyst meetings and industry and investment community conferences. Management discusses with the Board any material concerns raised by its shareholders. The Company has had success engaging with its shareholders to understand their questions or concerns and remains committed to these efforts on an ongoing basis. In 2020, this is to be achieved by the Company through, among other things, holding regular quarterly earnings conference calls that any shareholder may access and which are available on the Company’s website, as well as arranging for one-on- one meetings with its institutional shareholders on a regular basis, with such meetings being conducted in accordance with the Company’s Disclosure Policy.

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Whistleblower Policy

The Board has adopted a Whistleblower Policy that establishes procedures for (i) the receipt, retention, investigation and treatment of complaints received by the Company regarding violations of the Code or accounting, internal accounting controls, auditing matters; and (ii) submission by company personnel and others of complaints regarding such reportable activities on a confidential basis. A copy of the Company’s Whistleblower Policy is available on the Company’s website: https://www.americas- gold.com/corporate/corporate-governance/.

Corporate Disclosure and Securities Trading Policy

The Board has adopted a Corporate Disclosure and Securities Trading Policy, which was confirmed on April 3, 2020 a copy of which is available on the Company’s website: https://www.americas- gold.com/corporate/corporate-governance/. The policy is intended to help to ensure that the Company and Company personnel comply with these requirements by setting out procedures and guidelines for:

•	Dealing on a day-to-day basis with the Company’s material non-public and/or confidential information;
•	Communicating with all market participants; and
•

Restricting trading by Company personnel in securities of the Company and other issuers in respect of which Company personnel may receive material, non-public information while representing the Company, if the Company personnel is in possession of material, non-publicinformation.

Strict compliance with the provisions of this policy is required, with a view to enhancing investor confidence in the Company’s securities and contributing to the ethical business conduct of the Company’s personnel.

Board Committees

To assist it in exercising its responsibilities, the Board established three standing committees of the Board effective January 30, 2015: the Audit Committee, the CCG Committee and the Sustainability and Technical Committee (the “S&T Committee”). The Board may establish other standing committees from time to time as it considers appropriate. Each committee is governed by a written charter as referenced below. At a minimum, each charter clearly establishes the committee’s purpose, responsibilities, member qualifications member appointment and removal, structure and operations (including any authority to delegate to individual members and subcommittees), and manner of reporting to the Board. Each charter will be reviewed by the Board (or the CCG Committee) annually. The Board is responsible for appointing directors to each of its committees, in accordance with the written charter for each committee.

Compensation and Corporate Governance Committee

The CCG Committee is currently comprised of Lorie Waisberg (Chair), Alex Davidson and Gordon E. Pridham, all of whom are independent directors. The role of the CCG Committee is to assist the Board in fulfilling its corporate governance and director nominating responsibilities as well as overseeing certain compensation and succession planning matters. The CCG Committee is governed by its charter, a copy of which is available on the Company’s website:https://www.americassilvercorp.com/corporate/corporate-governance/.

Audit Committee

The Audit Committee is responsible for monitoring the Company’s accounting and financial reporting practices and procedures, the adequacy of internal accounting controls and procedures, the quality and integrity of financial statements and for directing the auditors’ examination of specific areas. The members of the Audit Committee are Bradley R. Kipp (Chair), Lorie Waisberg and Gordon E. Pridham, all of whom are “independent” directors as defined in NI 52-110. Each member of the Audit Committee is considered to be “financially literate” within the meaning of NI 52-110, which includes the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the Company’s financial statements.

Information and disclosure relating to the Company’s audit committee as required under NI 52-110F is available on page 85 to the Company’s Annual Information Form dated March 9, 2020 and is available under the Company’s profile on SEDAR at www.sedar.com or on EDGAR at www.sec.gov. The Audit Committee Charter is available on the Company’s website: https://www.americas-gold.com/corporate/corporate- governance/.

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Sustainability and Technical Committee

The S&T Committee is currently comprised of Alan R. Edwards (Chair), Alex Davidson and Manuel Rivera. All members are “independent” directors as defined in NI 52-110. The role of the S&T Committee is to assist Board in reviewing sustainability matters, including environmental, health, safety and technical and operational matters and programs and overseeing the Company’s performance in such areas. The S&T Committee Charter is available on the Company’s website: https://www.americas- gold.com/corporate/corporate-governance/.

***

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

No director or officer or any associate or affiliate of any such director or officer is, or at any time during the recently completed financial year was, indebted to the Company, other than routine indebtedness.

***

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as described herein, no director, executive officer, or 10% shareholder of the Company, or any associate or affiliate of any such person or company, has or had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year, or any proposed transaction, that has materially affected or will materially affect the Company or any of its subsidiaries.

***

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s Annual Information Form, can be found under the Company’s profile on SEDAR at www.sedar.com or on EDGAR at www.sec.gov. Additional financial information is provided in the Company’s annual financial statements for the fiscal year ended December 31, 2019, the notes appended thereto, and in Management’s Discussion and Analysis for the fiscal year ended December 31, 2019, which can be obtained upon request to the Company, or by going to the Company’s SEDAR profile on SEDAR at www.sedar.com or on EDGAR at www.sec.gov. The Company may require payment of a reasonable charge if the request is made by a person or company who is not a shareholder of the Company.

Reference to our website is included in this Circular as an inactive textual reference only. Except for the documents specifically incorporated by reference into this Circular, information contained on our website is not incorporated by reference in this Circular and should not be considered to be a part of this Circular.

***

BOARD APPROVAL

The contents and sending of this Circular have been approved by the Board. A copy of this Circular has been sent to each director of the Company and made available to each shareholder entitled to notice of the Meeting and to the auditors of theCompany.

DATED this 3rd day of April, 2020.

BY ORDER OF THE BOARD

Signed:	“Darren Blasutti”
Darren Blasutti
President and Chief Executive Officer

FORWARD-LOOKING STATEMENTS

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Statements contained in this Circular that are not current or historical factual statements may constitute "forward-looking information" or the "forward-looking statements" within the meaning of applicable Canadian and United States securities laws ("forward-looking statements"). These forward-looking statements are presented for the purpose of assisting the Company's securityholders and prospective investors in understanding management's views regarding those future outcomes and may not be appropriate for other purposes. When used in this Circular, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. All such forward- looking statements are subject to important risks, uncertainties and assumptions. These statements are forward-looking because they are based on current expectations, estimates and assumptions. It is important to know that: (i) unless otherwise indicated, forward-looking statements in this Circular its appendices describe expectations as at the date hereof; (ii) actual results and events could differ materially from those expressed or implied.

Specific forward-looking statements in this Circular include, but are not limited to: any objectives, expectations, intentions, plans, results, levels of activity, goals or achievements; the impact of the COVID 19 pandemic; estimates of mineral reserves and resources; the realization of mineral reserve estimates; the impairment of mining interests and non-producing properties; the timing and amount of estimated future production, production guidance, costs of production, capital expenditures, costs and timing of development; the success of exploration and development activities; permitting timelines; government regulation of mining operations; environmental risks; labour relations, employee recruitment and retention and pension funding; the timing and possible outcomes of pending disputes or litigation; negotiations or regulatory investigations; exchange rate fluctuations; cyclical or seasonal aspects of our business; our dividend policy; capital expenditures; Americas Gold and Silver's ability to finance, develop and operate the Relief Canyon mine project; the resolution and removal of the illegal blockade at the Company's Cosalá Operations and the resumption of mining and processing operations; statements relating to the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Americas Gold and Silver; the liquidity of the Common Shares; and other events or conditions that may occur in the future. Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company's ability to control or predict that may cause the actual results, performance or achievements of the Company, or developments in the Company's business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Some of the risks and other factors (some of which are beyond Americas Gold and Silver's control) that could cause results to differ materially from those expressed in the forward-looking statements and information contained in this Circular include, but are not limited to: risks associated with market fluctuations in commodity prices; risks related to changing global economic conditions, which may affect the Company's results of operations and financial condition; the Company is dependent on the success of Relief Canyon, Cosalá Operations and the Galena Complex, which are exposed to operational risks; risks related to mineral reserves and mineral resources, development and production and the Company's ability to sustain or increase present production; risks related to global financial and economic conditions; risks related to government regulation and environmental compliance; risks related to mining property claims and titles, and surface rights and access; risks related to labour relations, disputes and/or disruptions, employee recruitment and retention and pension funding; some of the Company's material properties are located in Mexico and are subject to changes in political and economic conditions and regulations in that country; risks related to the Company's relationship with the communities where it operates; risks related to actions by certain non-governmental organizations; substantially all of the Company's assets are located outside of Canada, which could impact the enforcement of civil liabilities obtained in Canadian and U.S. courts; risks related to currency fluctuations that may adversely affect the financial condition of the Company; the Company may need additional capital in the future and may be unable to obtain it or to obtain it on favourable terms; risks associated with the Company's outstanding debt and its ability to make scheduled payments of interest and principal thereon; the Company may engage in hedging activities; risks associated with the Company's business objectives; and risks related to competition in the mining industry.

The list above is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Investors and others should carefully consider these and other factors and not place undue reliance on the forward-looking statements. The forward-looking statements contained in this Circular represent the Company's views only as of the date such statements were made. Forward-looking statements contained in this Circular are based on management's plans, estimates, projections, beliefs and opinions as at the time such statements were made and the assumptions related to these plans, estimates, projections, beliefs and opinions may change. Although forward-looking statements contained in this Circular are based on what management considers to be reasonable assumptions based on information currently available to it, there can be no assurances that actual events, performance or results will be consistent with these forward-looking statements, and

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management's assumptions may prove to be incorrect. Some of the important risks and uncertainties that could affect forward-looking statements are described further in the Circular. The Company cannot guarantee future results, levels of activity, performance or achievements, should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, the actual results or developments may differ materially from those contemplated by the forward-looking statements. The Company does not undertake to update any forward-looking statements, even if new information becomes available, as a result of future events or for any other reason, except to the extent required by applicable securities laws.

Additional information identifying risks and uncertainties is contained in filings by the Company with the Canadian securities regulators, including the Company’s Annual Information Form dated March 9, 2020, which filings are available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

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SCHEDULE “A”

BOARD MANDATE

(See attached)

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BOARD MANDATE

AMERICAS GOLD AND SILVER CORPORATION

1.	Role and Objectives

The directors are elected by the shareholders and are responsible for the stewardship of the business and affairs of Americas Gold and Silver Corporation (the “Company”). The Board of Directors (the “Board”) seeks to discharge this responsibility by reviewing, discussing and approving the Company’s strategic planning and organizational structure and supervising management to oversee that the strategic planning and organizational structure enhance and preserve the business and the underlying value of the Company.

2.	Director Responsibilities
(a)

Oversee Management of the Company – The principal responsibility of the Board is to oversee the management of the Company to ensure that it is acting in the best interests of the Company and its shareholders. This responsibility requires that the Board attend to the following:

(i)

Review and approve on a regular basis, and as the need arises, fundamental operating, financial, and other strategic corporate plans which take into account, among other things, the opportunities and risks of thebusiness;

(ii)	Evaluate the performance of the Company, including the appropriate use of corporate resources;
(iii)	Evaluate the performance and integrity of, and oversee the progress and development of, senior management and take appropriate action, such as promotion, change in responsibility andtermination;
(iv)	Implement senior management succession plans;
(v)	Establish the Company’s compensation programs and approve compensation matters relating to senior executive officers (i.e. the Chief Executive Officer (the “CEO”) and direct reports to the CEO);
(vi)

Establish a corporate environment that promotes timely and effective disclosure (including appropriate controls), fiscal accountability, high ethical standards and compliance with applicable laws and industry and community standards;

(vii)	Oversee the Company’s communication and disclosurepolicy;
(viii)	Oversee the Company’s auditing and financial reportingfunctions;
(ix)	Oversee the Company’s internal control and management informationsystems;
(x)	The identification of the principal risks of the Company’s business, and ensuring the implementation of appropriate systems to manage theserisks;
(xi)	Review and decide upon material transactions and commitments;
(xii)

Develop a corporate governance structure that allows and encourages the Board to fulfill its responsibilities including developing a set of corporate governance principles and guidelines that are specifically applicable to the Company;

(xiii)	Provide assistance to the Company’s senior management, including guidance on those matters that require Board involvement; and
(xiv)	Evaluate the overall effectiveness of the Board and its committees.

Americas Gold and Silver Corporation	Board Mandate

(b)	Chair of the Board – Responsibilities of the Chair of the Board include but are not limited to:
(i)	Providing leadership to the Board with respect to its functions as described in this Mandate;
(ii)	Chairing meetings of the Board, including in camera sessions, unless not present;
(iii)	Ensuring that the Board meets on a regular basis and at least quarterly;
(iv)	Establishing a calendar for holding meetings of theBoard;
(v)	In conjunction with the CEO, establishing the agenda for each meeting of the Board, with input from other Board members and any other parties as applicable;
(vi)	Ensuring that Board materials are available to any director on request;
(vii)	Fostering ethical and responsible decision making by the Board and its individual members;
(viii)	Ensuring that resources and expertise are available to the Board so that it may conduct its work effectively and efficiently;
(ix)	Facilitating effective communication between members of the Board and management; and
(x)	Attending each meeting of shareholders to respond to any questions from shareholders as may be put to the Chair.
(c)

Exercise Business Judgment – In discharging their duties directors are expected to exercise their business judgment to act in what they reasonably and honestly believe to be the best interests of the Company and its shareholders free from personal interests. In discharging their duties, the directors normally are entitled to rely on the Company’s senior executives, other employees believed to be responsible, and its outside advisors, auditors and legal counsel, but also should consider second opinions where circumstances warrant. Nothing contained in this Mandate is intended to expand applicable standards of conduct under statutory or regulatory requirements for the directors of the Company.

(d)

Understand the Company and its Business – With the assistance of the management, directors are expected to become and remain informed about the Company and its business, properties, risks and prospects.

(e)

Establish Effective Systems - Directors are responsible for determining that effective systems are in place for the periodic and timely reporting to the Board on important matters concerning the Company and receiving feedback from Company stakeholders.

(f)

Protect Confidentiality and Proprietary Information – Directors are responsible for establishing policies that are intended to protect the Company's confidential and proprietary information from unauthorized or inappropriate disclosure. Likewise, all discussions and proceedings of the Board must be treated as strictly confidential and privileged to preserve open discussions between directors and to protect the confidentiality of Board discussions.

(g)

Board, Committee and Shareholder Meetings – Directors are responsible for adequately preparing for and attending Board meetings and meetings of committees on which they serve. They must devote the time needed, and meet as frequently as necessary, to properly discharge their responsibilities.

(h)

Indemnification – Directors are entitled to Company-provided indemnification through corporate articles and by-laws, corporate statutes, indemnity agreements and, when available on reasonable terms, directors’ and officers’ liabilityinsurance.

3.	Director Qualification Standards
(a)

Independence – The Board will ensure that it has at all times at least the minimum number of directors who meet applicable standards of director independence. The Board will determine independence on the basis of

Americas Gold and Silver Corporation	Board Mandate

(i) applicable legal and stock exchange requirements and (ii) being satisfied that the director does not have, directly or indirectly, a financial, legal or other relationship with the Company that, in the Board's judgment, would reasonably interfere with the exercise of independent judgment in carrying out the responsibilities of thedirector.

(b)

Size, Skills and Diversity of Board – The Board believes that a Board comprised of 3 to 10 members is an appropriate size given the Company’s present circumstances. The Board will consider the competencies and skills that the Board, as a whole, should possess and the competencies and skills of each director. The Board will also consider the level of representation of women on the Board, and in addition to gender diversity may also favorably consider diversity of race, nationality or other attributes in the assessment of Board composition.

(c)

Other Directorships – The Board does not believe that its members should be prohibited or discouraged from serving on boards of other organizations, and the Board does not propose any specific policies limiting such activities, provided they do not reduce a director’s effectiveness, or result in a continuing conflict of interest.

(d)

Tenure – The Board does not believe it should establish director term limits, although the length of service of each director will be considered. Term limits could result in the loss of directors who have been able to develop, over a period of time, significant insight into the Company and its operations and an institutional memory that benefits the Board as well as management. As an alternative to term limits, the Compensation and Corporate Governance Committee will review each director’s continuation on the Board annually. This will allow each director the opportunity to confirm his or her desire to continue as a member of the Board and allow the Company to replace directors where, upon recommendation of the Compensation and Corporate Governance Committee, the Board makes a determination in that regard.

(e)

Separation of the Offices of Chair and CEO – The Board will select a Chair of the Board in a manner and upon the criteria that the Board deems appropriate at the time of selection. The Board believes the offices of Chair of the Board and the CEO should not be held by the same persons.

(f)

Selection of New Director Candidates – Except where the Company is legally required by contract, law or otherwise to provide third parties with the right to nominate directors, the Compensation and Corporate Governance Committee will be responsible for (i) identifying individuals qualified to become Board members, consistent with criteria approved by the Board, (ii) recommending to the Board the persons to be nominated for election as directors at any meeting of shareholders, and (iii) recommending to the Board persons to be elected by the Board to fill any vacancies on the Board. The Compensation and Corporate Governance Committee’s recommendations will be considered by the Board but the recommendations are not binding upon it.

(g)	Extending the Invitation to a New Director Candidate to Join the Board – An invitation to join the Board will be extended by the Chair of the Board when authorized by the Board.
(h)

Majority Voting in Director Elections Policy – If the number of proxy votes withheld for a particular director nominee is greater than the votes in favour of such nominee at any meeting of the Company’s shareholders to elect directors, other than a contested meeting, such director nominee shall submit his or her resignation promptly after the meeting, effective upon acceptance by the Board pursuant to the Company’s Majority Voting in Director Elections Policy.

4.	Director Orientation and Continuing Education
(a)

Director Orientation – The Board and the Company’s senior management will conduct orientation programs for new directors as soon as possible after their appointment as directors. The orientation programs will include presentations by management to familiarize new directors with the Company’s projects and strategic plans, its significant financial, accounting and risk management issues, its compliance programs, its code of business conduct, its principal officers, its independent auditors and its outside legal advisors. In addition, the orientation programs will include a review of the Company’s expectations of its directors in terms of time and

Americas Gold and Silver Corporation	Board Mandate

effort, a review of the directors’ duties and visits to Company headquarters and, to the extent practical, the Company’s significant locations of operation.
(b)

Continuing Education – To enable each director to better perform his or her duties and to recognize and deal appropriately with issues that arise, the Company will provide the directors with suggestions to undertake continuing director education.

5.	Director’s Access to Management and Independent Advisors
(a)

Access to Officers and Employees – All directors have, at all reasonable times and on reasonable notice, full and free access to officers and employees of the Company as may be required in connection with their duties. Any meetings or contacts that a director wishes to initiate should normally be arranged through the CEO, the Chief Financial Officer or the General Counsel. The directors will use their judgment to ensure that any such contact is not disruptive to the business operations of the Company. The directors are normally expected to provide a copy or otherwise inform senior management as applicable of communication with employees of theCompany.

(b)

Access to Independent Advisors – The Board or its board committees may engage outside advisors at the expense of the Company as deemed necessary in the circumstances to carry out their duties. The engagement of the outside advisor should, in most circumstances, be coordinated through the Chair and the CEO, and be subject to Board approval.

6.	Board Meetings
(a)

Powers Exercised by Resolution – The powers of the Board may be exercised at a meeting for which notice has been given and at which a quorum is present or, in appropriate circumstances, by resolution in writing signed by all the directors.

(b)

Selection of Agenda Items – In conjunction with the CEO, the Chair of the Board shall propose an agenda for each Board meeting. Each Board member is free to request the inclusion of other agenda items and is generally free to request at any Board meeting the consideration of subjects that are not on the agenda for thatmeeting.

(c)

Frequency and Length of Meetings – The Chair of the Board, in consultation with the members of the Board, will normally determine the frequency and length of Board meetings; however, the ultimate power in this regard rests with the Board. Special meetings may be called from time to time as required to address the needs of the Company’s business.

(d)

Advance Distribution of Materials – Information and data that are important to the Board’s understanding of the business to be conducted at a Board or committee meeting will normally be distributed in writing to the directors reasonably before the meeting and directors should review these materials in advance of the meeting. The Board acknowledges that certain items to be discussed at a Board or committee meeting may be of a very time- sensitive nature and that the distribution of materials on these matters before the meeting may not be practicable.

(e)	Executive Session of Independent Directors – At least one executive session of independent directors will be held on an annual basis.
(f)

Lead Director – A Lead Director may be elected annually at the first meeting of the Board following the shareholders meeting. This role is normally filled by the Chair. At any time when the Chair is an employee of the Company, the non-management directors shall select an independent director to carry out the functions of a Lead Director. This person would chair regular meetings of the non-management directors and assume other responsibilities which the non-management directors as a whole have designated.

(g)	Minutes – A secretary should be named for each Board and committee meeting and minutes should be circulated in due course after such meeting forapproval.

Americas Gold and Silver Corporation	Board Mandate

7.	Board Committees
(a)

To assist it in exercising its responsibilities, the Board has established three (3) standing committees of the Board: an audit committee, a compensation and corporate governance committee and a sustainability and technical committee. The Board may establish other standing committees, from time to time.

(b)

Each committee shall be governed by a written charter that addresses those matters required by applicable laws and stock exchange rules. At a minimum, each charter shall clearly establish the committee’s purpose, responsibilities, member qualifications, member appointment and removal, structure and operations (including any authority to delegate to individual members and sub-committees), and manner of reporting to the Board. Each charter shall be reviewed by the Board (or the Compensation and Corporate Governance Committee) annually.

(c)	The Board is responsible for appointing directors to each of its committees, in accordance with the written charter for eachcommittee.
8.	The Board’s Expectations of Management – The Board expects that management will, among other things:
(a)	Review continuously the Company’s strategies and their implementation in light of evolving conditions;
(b)	Present an annual operating plan and budget and regularly report on the Company’s performance and results relative to that plan andbudget;
(c)	Report regularly on the Company’s business and affairs, with a focus on matters of material consequence for the Company;
(d)	Implement systems to identify and manage the principal risks of the Company’s business and provide (at least annually) a report relating thereto; and
(e)	Implement and maintain appropriate (i) systems of internal control and (ii) disclosure controls and procedures.

In addition, the CEO and other executive officers of the Company will use their best efforts to achieve value for all shareholders and conduct themselves with integrity. The Board expects that the CEO and other executive officers will create a culture of integrity throughout the Company.

9.	Annual Review

The Board shall review and assess the adequacy of this Mandate on an annual basis, taking into account all legislative and regulatory requirements applicable to the Board, as well as any best practice guidelines recommended by securities regulatory authorities or the Toronto Stock Exchange or any stock exchanges on which the Company’s shares are listed.

***

Ratified by the Board of Directors on April 3, 2020

Americas Gold and Silver Corporation	Board Mandate

Annex A

Matters Requiring Board Approval

This Policy identifies certain items which must be approved by the Board or a committee of the Board and may not be delegated to management without Board approval. A general overriding consideration is that the directors are required under law to manage, or supervise the management of, the business and affairs of the Company. Accordingly, even if an action might fall outside these guidelines, management should consider whether the matter, nevertheless, should be referred to the Board for consideration.

Under these guidelines, except as otherwise complies with internal delegation of authority control protocols as may be in place from time-to-time, an “Out of Budget Transaction” is a transaction that exceeds the budgeted amount by $500,000 or greater and that is not already part of an approved budget. The following is a list of items which officers must refer to the Board, or an appropriate committee thereof, for consideration.

1.	The approval of annual budgets.
2.	The approval of all financial information and other disclosure documents that are required by law to be approved by the Board before they are released to the public.
3.

Allotment of any securities. This includes shares, options, warrants or other convertible or debt securities, and the payment of a commission to any person as consideration for purchasing securities of the Company or providing purchasers for any such securities. Securities may be issued by executive officers where previously allotted by the Board (e.g. exercise of previously allotted options and warrants upon exercise).

4.	Entering into transactions of a fundamental nature such as amalgamations, mergers and material acquisitions or dispositions.
5.	Agreeing to redeem, purchase or otherwise acquire any of the Company’s shares.
6.	Entering into any agreement or commitment to acquire or dispose of assets that are material to the Company including, but not limited to, those that are an Out of Budget Transaction.
7.	Entering into, or making a material modification of, any agreement or commitment to become liable for any indebtedness, including the granting of a guarantee or similar standby obligation, if
(a)	the amount of such indebtedness is an Out of Budget Transaction or (b) any assets of the Company are made subject to a security interest in an Out of BudgetTransaction.
8.	Committing to making any material capital expenditure which is an Out of Budget Transaction.
9.	Entering into any contract, agreement or commitment out of the ordinary course of business if such agreement involves a material commitment of financial resources.
10.	Adoption of hedging policies.
11.	Entering into any agreement with an officer, director or 10% shareholder of the Company or any parent or subsidiary of the Company outside of the ordinary course of business.
12.	Terminating, suspending or significantly modifying any material business activity or business strategy of the Company.
13.	Undertaking a new business activity that requires an allocation of material resources.
14.	Making any material change to a business or strategic plan that has been approved by the Board.
15.	Initiating or settling any legal proceeding involving a material payment.
16.	Employing or terminating the Company’s independent auditor.

(i)

Americas Gold and Silver Corporation	Board Mandate

17.	Hiring or terminating the employment, or determining the compensation, of any person who is an executive officer of the Company.
18.	Compensation matters for senior executive officers at the Company (i.e. the CEO and direct reports to the CEO).
19.

Offering any material employment or consulting terms to any individual or entity which are not customary for the Company. This determination is to be made by reference to terms of employment or consultancy that have generally been offered to other employees or consultants in similar positions or with similar status.

20.

The approval of a request by any executive officer of the Company to serve on the board of another entity, other than not-for-profit entities or family businesses that in no material way compete with the Company or do any material business with the Company.

21.	Approval of technical reports and annual mineral resource and mineral resource estimates as required
22.	Any other matter specified by the Board as requiring its prior approval.

(ii)